File No.	333-156432
811-1978

Securities and Exchange Commission
Washington, D.C. 20549
Form N-4

☑	Registration Statement Under the Securities Act of 1933

☑	Pre-Effective Amendment No. 1

☐	Post-Effective Amendment No.

☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑	Amendment No. 1

(Exact Name of Registrant)
Ohio National Variable Account A
(Name of Depositor)
The Ohio National Life Insurance Company
(Address of Depositor’s Principal Executive Offices)
One Financial Way
Montgomery, Ohio 45242
(Depositor’s Telephone Number)
(513) 794-6100
(Name and Address of Agent for Service)
Kimberly A. Plante, Associate Counsel
The Ohio National Life Insurance Company
P.O. Box 237
Cincinnati, Ohio 45201
Notice to:
John Blouch, Esq.
Dykema Gossett PLLC
Suite 300 West
1300 I Street, NW
Washington, D.C. 20005
Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

Prospectus
Flexible Purchase Payment
Individual Variable Annuity Contracts
ONcore Ultra II

Ohio National Variable Account A
The Ohio National Life Insurance Company
One Financial Way
Montgomery, Ohio 45242
Telephone (800) 667-3078

A REGISTRATION STATEMENT FOR THIS VARIABLE ANNUITY HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. WE MAY NEITHER SELL NOR OFFER TO BUY THESE CONTRACTS PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF CONTRACTS IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

This prospectus offers a variable annuity contract allowing you to accumulate values and paying you benefits on a variable and/or fixed basis. This prospectus provides details regarding your variable annuity contract. We may restrict the availability of this contract to certain broker-dealers. For additional details, please also consult your contract. This contract is not available in all states.

Variable annuities provide contract values and lifetime annuity payments that vary with the investment results of the mutual funds listed later in this prospectus (“Funds”) that you choose. You cannot be sure that the contract value or annuity payments will equal or exceed your purchase payments.

The variable annuity contracts are designed for:

•	annuity purchase plans adopted by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Internal Revenue Code, as amended, (the “Code”), qualifying for tax-deferred treatment pursuant to Section 403(b) of the Code,

•	other employee pension or profit-sharing trusts or plans qualifying for tax-deferred treatment under Section 401(a), 401(k) or 403(a) of the Code,

•	individual retirement annuities qualifying for tax-deferred treatment under Section 408 or 408A of the Code,

•	state and municipal deferred compensation plans and

•	non-tax-qualified retirement plans.

Many of the listed qualified retirement plans already benefit from tax deferral. Therefore, your decision to fund any of the above-listed qualified retirement plans with a deferred annuity should include an assessment of the other benefits available under this annuity contract.

The minimum initial purchase payment is $5,000 ($2,000 for IRAs). You may make additional payments of at least $500 at any time ($300 for payroll deduction plans). We may limit your total purchase payments for any one life to $1,500,000.

You may direct the allocation of your purchase payments to one or more investment options of Ohio National Variable Account A (“VAA”) and the Fixed Accumulation Account (if available). Your allocation of contract values may be to no more than 18 of the available investment options and the Fixed Accumulation Account. VAA is a separate account of The Ohio National Life Insurance Company (“Ohio National Life”). The assets of VAA are invested in shares of the Funds. The Funds are portfolios of Ohio National Fund, Inc., ALPS Variable Insurance Trust, Dow Target Variable Fund LLC, Dreyfus Variable Investment Fund, Federated Insurance Series, Fidelity Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Ivy Funds Variable Insurance Portfolios, Inc., Janus Aspen Series, Lazard Retirement Series, Inc., Legg Mason Partners Variable Equity Trust, MFS Variable Insurance Trust, Neuberger Berman Advisers Management Trust, PIMCO Variable Insurance Trust, The Prudential Series Fund, Inc., Royce Capital Fund and The Universal Institutional Funds, Inc. (Van Kampen). See page 2 for the list of available Funds. See also the accompanying prospectuses of the Funds. The Fund prospectuses might also contain information about funds that are not available for these contracts.

You may withdraw all or part of the contract’s value before annuity payments begin. You might incur federal income tax penalties for these early withdrawals. We may charge you a surrender charge of up to 7% of the amount withdrawn. However you may withdraw up to 10% of the contract value each year without this charge. Your exercise of contract rights may be subject to the terms of your qualified employee trust or annuity plan. This prospectus contains no information concerning your trust or plan.

You may revoke the contract, without penalty, within 10 days of receiving it (or a longer period if required by state law).

Keep this prospectus for future reference. It sets forth the information about VAA and the variable annuity contracts that you should know before investing. Additional information about VAA has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated [DATE], 2009. We have incorporated the Statement of Additional Information by reference. It is available upon request and without charge by writing or calling us at the above address. The table of contents for the Statement of Additional Information is on the back page of this prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus should be accompanied by the current Fund prospectuses.

[DATE], 2009

Available Funds

The investment adviser for Ohio National Fund, Inc. and Dow Target Variable Fund LLC is their affiliate, Ohio National Investments, Inc. Subadvisers for certain portfolios are shown below in parentheses.

Ohio National Fund, Inc.	Investment Adviser (Subadviser)
Money Market Portfolio	Ohio National Investments, Inc.
Equity Portfolio	(Legg Mason Capital Management, Inc.)
Bond Portfolio	Ohio National Investments, Inc.
Omni Portfolio (an asset allocation fund)	(Suffolk Capital Management, LLC)
S&P 500 Index® Portfolio	Ohio National Investments, Inc.
International Portfolio	(Federated Global Investment Management Corp.)
International Small-Mid Company Portfolio	(Federated Global Investment Management Corp.)
Capital Appreciation Portfolio	(Jennison Associates LLC)
Millennium Portfolio	(Neuberger Berman Management, LLC)
Aggressive Growth Portfolio	(Janus Capital Management LLC)
Mid Cap Opportunity Portfolio	(RS Investment Management Co LLC)
Capital Growth Portfolio	(Eagle Asset Management, Inc.)
High Income Bond Portfolio	(Federated Investment Management Company)
Strategic Value Portfolio	(Federated Equity Management Company of Pennsylvania)
Small Cap Growth Portfolio	(Janus Capital Management, LLC)
Nasdaq-100® Index Portfolio	Ohio National Investments, Inc.
Bristol Portfolio (large cap stocks)	(Suffolk Capital Management, LLC)
Bryton Growth Portfolio (small/mid cap stocks)	(Suffolk Capital Management, LLC)
U.S. Equity Portfolio	(ICON Advisers, Inc.)
Balanced Portfolio	(ICON Advisers, Inc.)
Income Opportunity Portfolio	(ICON Advisers, Inc.)
Target VIP Portfolio	(First Trust Advisors, L.P.)
Target Equity/Income Portfolio	(First Trust Advisors, L.P.)
Bristol Growth Portfolio	(Suffolk Capital Management, LLC)

ALPS Variable Insurance Trust (Class II Shares)
AVS Listed Private Equity Portfolio	(Red Rocks Capital LLC)

The Dow® Target Variable Fund LLC
The Dow® Target 10 Portfolios	(First Trust Advisors, L.P.)
The Dow® Target 5 Portfolios	(First Trust Advisors, L.P.)

Dreyfus Variable Investment Fund (Service Shares)
Appreciation Portfolio	(Fayez Sarofim & Co.)
Federated Insurance Series (Service Shares)
Federated Kaufmann Fund II	Federated Equity Management Company of Pennsylvania
Fidelity® Variable Insurance Products Fund (Service Class 2)
VIP Contrafund® Portfolio (a value fund)	Fidelity Management & Research Company
VIP MidCap Portfolio	Fidelity Management & Research Company
VIP Growth Portfolio	Fidelity Management & Research Company
VIP Equity-Income Portfolio	Fidelity Management & Research Company
VIP Real Estate Portfolio	Fidelity Management & Research Company

Franklin Templeton Variable Insurance Products Trust (Class 4 Shares)
Franklin Income Securities Fund	Franklin Advisers, Inc.
Franklin Flex Cap Growth Securities Fund	Franklin Advisers, Inc.
Templeton Foreign Securities Fund	Templeton Investment Counsel, LLC
Franklin Templeton VIP Founding Funds Allocation Fund(1)	Franklin Templeton Services, LLC(2)

Goldman Sachs Variable Insurance Trust (Service Shares)
Goldman Sachs Growth and Income Fund	Goldman Sachs Asset Management, L.P.
Goldman Sachs StructuredSM U.S. Equity Fund	Goldman Sachs Asset Management, L.P.
Goldman Sachs Capital Growth Fund	Goldman Sachs Asset Management, L.P.

Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy	Waddell & Reed Investment Management Company (WRIMCO)
Ivy Funds VIP Global Natural Resources	Waddell & Reed Investment Management Company (WRIMCO)
Ivy Funds VIP Science and Technology	Waddell & Reed Investment Management Company (WRIMCO)

Janus Aspen Series (Service Shares)
Large Cap Growth Portfolio	Janus Capital Management LLC
Worldwide Growth Portfolio	Janus Capital Management LLC
Balanced Portfolio	Janus Capital Management LLC

Lazard Retirement Series, Inc. (Service Shares)
Lazard Retirement U.S. Small Cap Equity Portfolio	Lazard Asset Management LLC
Lazard Retirement Emerging Markets Equity Portfolio	Lazard Asset Management LLC
Lazard Retirement International Equity Portfolio	Lazard Asset Management LLC
Lazard Retirement U.S. Strategic Equity Portfolio	Lazard Asset Management LLC

Legg Mason Partners Variable Equity Trust (Class I Shares)
Legg Mason Partners Variable Fundamental Value Portfolio	(ClearBridge Advisors, LLC)
Legg Mason Partners Variable Capital and Income Portfolio	(ClearBridge Advisors, LLC and Western Asset Management Company)
Legg Mason Partners Variable Investors Portfolio	(ClearBridge Advisors, LLC)

MFS® Variable Insurance TrustSM (Service Class)
MFS® Investors Growth Stock Series	Massachusetts Financial Services Company
MFS® Mid Cap Growth Series	Massachusetts Financial Services Company
MFS® New Discovery Series	Massachusetts Financial Services Company
MFS® Total Return Series	Massachusetts Financial Services Company

Neuberger Berman Advisers Management Trust (S Class Shares)
AMT Regency Portfolio	Neuberger Berman Management, LLC

PIMCO Variable Insurance Trust (Administrative Shares)
Real Return Portfolio	Pacific Investment Management Company LLC
Total Return Portfolio	Pacific Investment Management Company LLC
Global Bond Portfolio (Unhedged)	Pacific Investment Management Company LLC
CommodityRealReturn® Strategy Portfolio	Pacific Investment Management Company LLC

The Prudential Series Fund, Inc. (Class II Shares)
Jennison Portfolio (a growth stock fund)	Jennison Associates LLC
Jennison 20/20 Focus Portfolio (a value and growth fund)	Jennison Associates LLC

Royce Capital Fund
Royce Small-Cap Portfolio	Royce & Associates, LLC
Royce Micro-Cap Portfolio	Royce & Associates, LLC

The Universal Institutional Funds, Inc. (Van Kampen) (Class II)
Van Kampen’s UIF Core Plus Fixed Income Portfolio	Van Kampen(3)
Van Kampen’s UIF International Growth Equity Portfolio	Van Kampen(3)
Van Kampen’s UIF Capital Growth Portfolio	Van Kampen(3)

(1)	This fund is structured as a “Fund of Funds.” Because a Fund of Funds invests in other mutual funds and bears a proportionate share of expenses charged by the underlying funds, it may have higher expenses than direct investments in the underlying funds.

(2)	Franklin Templeton Services, LLC is the administrator for Franklin Templeton VIP Founding Funds Allocation Fund, which invests in shares of other series of Franklin Templeton Variable Insurance Products Trust. The advisers of the underlying funds are Franklin Advisers, Inc., Franklin Mutual Advisers, LLC and Templeton Global Advisors, Limited.

(3)	Morgan Stanley Investment Management Inc., the investment adviser to these portfolios, does business in certain instances as Van Kampen.

Table of Contents

Available Funds	2
Glossary	5
Fee Table	6
Financial Statements	8
Accumulation Unit Values	9
Ohio National Life	9
Ohio National Variable Account A	9
Investment Options	10
Fixed Accumulation Account	10
The Funds	10
Optional Asset Allocation Models	11
Investment Restrictions for Certain Optional Riders	13
Mixed and Shared Funding	16
Voting Rights	16
Distribution of Variable Annuity Contracts	16
Deductions and Expenses	16
Surrender Charge	16
Annual Contract Fee	17
Deduction for Account Expense Fee	17
Deduction for Mortality and Expense Risk Fee	17
Charges for Optional Benefits	17
Transfer Fee and Withdrawal Fee	18
Deduction for State Premium Tax	19
Fund Expenses	19
Description of Variable Annuity Contracts	19
10-Day Free Look	19
Accumulation Period	19
Purchase Payments	19
Accumulation Units	19
Crediting Accumulation Units	20
Allocation of Purchase Payments	20
Accumulation Unit Value and Accumulation Value	20
Net Investment Factor	20
Surrender and Withdrawal	21
Transfers among Subaccounts	21
Effective Time for Purchase, Transfer or Redemption Orders	23
Electronic Access	23
Scheduled Transfers (Dollar Cost Averaging)	23
Portfolio Rebalancing	24
Nursing Facility Confinement	24
Ohio National Life Employee Discount	24
Death Benefit	25
Basic Death Benefit	25
Optional Death Benefit Riders	26
Annuity Period	33
Annuity Payout Date	33
Annuity Options	33
Determination of Amount of the First Variable Annuity Payment	33
Annuity Units and Variable Payments	34
Transfers During Annuity Payout	34
Optional Living Benefit Riders	34
Optional Guaranteed Minimum Income Benefit (“GMIB”) Riders	34
Optional Guaranteed Principal Protection (“GPP”)	41
Summary of Optional Living Benefit Riders	42
Other Contract Provisions	44
Assignment	44
Reports and Confirmations	44
Substitution for Fund Shares	44
Contract Owner Inquiries	44
Performance Data	44
Federal Tax Status	45
Tax-Deferred Annuities	46
Qualified Pension or Profit-Sharing Plans	47
Withholding on Annuity Payments	47
Individual Retirement Annuities (IRAs)	47
Appendix A — IRA Disclosure Statement	48
Free Look Period	48
Eligibility Requirements	48
Contributions and Deductions	48
IRA for Non-working Spouse	49
Rollover Contribution	50
Premature Distributions	50
Distribution at Retirement	50
Inadequate Distributions — 50% Tax	50
Death Benefits	50
Roth IRAs	51
Savings Incentive Match Plan for Employees (SIMPLE)	51
Reporting to the IRS	51
Illustration of IRA Fixed Accumulations	52
Statement of Additional Information Contents	53

Glossary

Accumulation Units — Until annuity payments begin, your contract’s value in each subaccount is measured by accumulation units. The dollar value of each unit varies with the investment results of the subaccount’s corresponding Fund.

Annuitant — A living person whose length of life determines the number and value of annuity payments to be made.

Annuity Unit — After annuity payments begin, the amount of each variable payment depends upon the value of your annuity units. The dollar value of each unit varies with the investment results of the subaccount’s corresponding Fund.

ARDBR — The annual reset death benefit riders offered with this contract. ARDBR (2009), ARDBR (2008) and ARDBR are the ARDBR riders.

Asset Allocation Model — The Asset Allocation Models are a service that Ohio National Life offers. Each Asset Allocation Model is developed by Ohio National Investments, Inc. and is comprised of a combination of available investment options. Please see “Optional Asset Allocation Models” for more information.

Fund — A mutual fund in which subaccount assets may be invested. See the list of “Available Funds” beginning on page 2.

GEB — The guaranteed enhanced benefit rider offered with this contract. The GEB and GEB “Plus” are the GEB riders.

GMDB — The guaranteed minimum death benefit amount provided for by the 6% GMDBR80 Plus, 6% GMDBR85 Plus, 5% GMDBR80 Plus, 5% GMDBR85 Plus, ARDBR (2009), ARDBR (2008) or ARDBR offered with this contract. The 6% GMDBR80 Plus, 6% GMDBR85 Plus, 5% GMDBR80 Plus, 5% GMDBR85 Plus, ARDBR (2009), ARDBR (2008) and ARDBR are the GMDB riders.

GMIB — The guaranteed minimum income benefit amount provided for by the GMIB rider offered with this contract. The GMIB Plus with Annual Reset (2009), GMIB Plus with Annual Reset (2008), GMIB Plus with Five year Reset (2008), GMIB Plus with Annual Reset and GMIB Plus with Five Year Reset are the GMIB riders.

Good order — An instruction or request is in good order when it is received in our home office, or other place we may specify, and has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form.

GPP — The guaranteed principal protection rider offered with this contract.

Notice — A written form acceptable to us, signed by you and received at our home office (the address listed on the first page of the prospectus).

Subaccount — A subdivision of VAA. The assets of each subaccount are invested in a corresponding available Fund.

Surrender — To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge or other charges.

Valuation Period — A period of time usually ending at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closings of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

VAA (Variable Account A) — A separate account of The Ohio National Life Insurance Company consisting of assets segregated from Ohio National’s general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.

Withdraw — To receive part of the contract’s value without entirely redeeming or surrendering the contract.

Fee Table

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the contract. The first table describes the fees and expenses you will pay when you buy the contract, surrender the contract, or transfer cash value between investment options (Funds). State premium taxes may also be deducted if applicable.

Contract Owner Transaction Expenses	Years	Charge

Surrender Charge (a percentage of value withdrawn; the percentage varies	1st	7%
with the number of years from purchase payments to which values relate.	2nd	7%
This charge may also be called a Contingent Deferred Sales Charge).	3rd	7%
	4th	6%
	5th and later	0%

Transfer Fee (Currently no charge for the first 12 transfers each contract year)		$10

Withdrawal Fee (for withdrawals in excess of 14 in each contract year; currently no charge)	The lesser of 2% of the amount withdrawn or $15

Premium Tax (charged upon annuitization, surrender or when assessed) 0.0% to 5.0% depending on state law

The next table describes the fees and expenses you will pay periodically while you own the contract, not including Fund fees and expenses.

Annual Contract Fee (no fee if your contract value exceeds $50,000)	$30

Separate Account Annual Expenses (as a percentage of average account value unless otherwise indicated)

Mortality and Expense Risk Charge	1.25%
Account Expense Charge	0.25%

Total Separate Account Annual Expenses (without optional added benefits)	1.50%*

*	By virtue of a reduction in the Mortality and Expense Risk charge to 0.90%, after the fourth contract year this total charge is reduced to 1.15%.

Optional Separate Account Expenses (Some of the optional riders are mutually exclusive. See the individual discussion of each rider later in the prospectus for details on the riders and the amounts upon which the charges are based).

Annual Stepped-Up death benefit	0.25% of the optional death benefit amounts
6% GMDBR80 Plus (currently 0.25%)	0.30% of the optional death benefit amounts (maximum charge)
6% GMDBR85 Plus	0.45% of the optional death benefit amounts
5% GMDBR80 Plus	0.45% of the optional death benefit amounts
5% GMDBR85 Plus	0.70 % of the optional death benefit amounts
ARDBR (2009) (currently 0.85%)	1.40% of the optional death benefit amounts (maximum charge)
ARDBR (2008) at issue ages through 74 (currently 0.80%)	1.00% of the optional death benefit amounts (maximum charge)
ARDBR (2008) at issue ages 75 through 78 (currently 0.95%)	1.15% of the optional death benefit amounts (maximum charge)
ARDBR	0.60% of the optional death benefit amounts

GEB at issue ages through 70	0.15% of your contract value on the contract anniversary
GEB at issue ages 71 through 75	0.30% of your contract value on the contract anniversary
GEB “Plus” at issue ages through 70	0.30% of your contract value on the contract anniversary
GEB “Plus” at issue ages 71 through 75	0.60% of your contract value on the contract anniversary
GMIB Plus with Annual (2009) (currently 0.95%)	1.50% of the guaranteed income base (maximum charge)

GMIB Plus with Five Year Reset (2008) without investment restrictions (currently 0.90%)	1.55% of the guaranteed income base (maximum charge)

GMIB Plus with Five Year Reset (2008) with investment restrictions (currently 0.75%)	1.40% of the guaranteed income base (maximum charge)
GMIB Plus with Annual Reset (2008) without investment restrictions (currently 1.00%)	1.65% of the guaranteed income base (maximum charge)
GMIB Plus with Annual Reset (2008) with investment restrictions (currently 0.85%)	1.50% of the guaranteed income base (maximum charge)
GMIB Plus with Five Year Reset	0.55% of your guaranteed income base
GMIB Plus with Annual Reset	0.70% of your guaranteed income base

GPP	0.55% of your average annual guaranteed principal amount

Summary of Maximum Contract Expenses (maximum expenses you would pay if you elected all optional benefits available under the contract and the most expensive of mutually exclusive optional benefits)

Mortality and Expense Risk Charge	1.25%
Account Expense Charge	0.25%
ARDBR (2009)	1.40%
GEB “Plus” at issue ages 71 through 75	0.60%
GMIB Plus with Annual Reset (2009)	1.50%
GPP	0.55%

Maximum Possible Total Separate Account Expenses:	5.55%*

*	Assumes average account value, contract value and all bases upon which rider charges are based are equal. If such amounts are not equal, then total charges may be higher or lower. Note that certain riders are mutually exclusive. The following shows which riders you may not have at the same time:

If you have this rider	you cannot have this rider
One of the GMDB riders	Any other GMDB rider
Annual stepped-up death benefit	Any ARDBR
One of the GMIB riders	Any other GMIB rider

Furthermore, if you have an ARDBR, you must also have the comparable GMIB Plus with Annual Reset.

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

	Minimum	Maximum
	without	without
	waivers	waivers

Total Annual Fund Operating Expenses (expenses deducted from Fund assets, including management fees, distribution (12b-1) fees and other Fund operating expenses)	0.35%	26.26%

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses for the most expensive available Fund. The Examples do not reflect the deduction of premium taxes, typically charged upon annuitization, surrender or when assessed. If the premium taxes were reflected, the charges would be higher.

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the maximum fees and expenses of the most expensive available Fund assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on contract values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years

$3,865	$8,703	$11,483	$16,289

(2)	If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years

$3,215	$8,028	$11,483	$16,289

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the minimum fees and expenses of all available Funds assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on contract values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years

$1,270	$2,695	$3,664	$8,701

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years

$639	$2,062	$3,664	$8,701

Financial Statements

The complete financial statements of VAA and Ohio National Life, are included in the Statement of Additional Information.

Accumulation Unit Values

Since this series of variable annuity contracts began on [DATE], there are no accumulation unit values for the year ended December 31, 2008.

Ohio National Life

Ohio National Life was organized under the laws of Ohio on September 9, 1909. We write life, accident and health insurance and annuities in 47 states, the District of Columbia and Puerto Rico. Currently we have assets of approximately $17 billion and equity of approximately $1.2 billion. Our home office is located at One Financial Way, Montgomery, Ohio 45242. We are a stock life insurance company ultimately owned by a mutual insurance holding company (Ohio National Mutual Holdings, Inc.). Our policyholders own the holding company.

Ohio National and/or its affiliates may pay certain retail broker-dealers additional compensation or reimbursement for their efforts in selling our variable contracts. Reimbursements and additional compensation are paid for the purpose of, among other things, training the broker-dealers’ registered representatives regarding the procedures for submitting business to us, internally marketing our products to their registered representatives, educating registered representatives about the benefits and options available under the variable contracts and about the benefits of variable contracts generally. These additional amounts are paid from our profits, not deducted from the contract owners’ purchase payments.

Additionally, we may compensate some broker-dealers more than others for the sale of our products. This differential compensation may be based on several factors including, but not limited to, the size of the selling broker-dealer, the amount of previous business generated by the broker-dealer and the length of time Ohio National has contracted with the broker-dealer for the distribution of our contracts. As with reimbursements, these payments are not deducted from contract owners’ purchase payments.

From time to time, Ohio National and/or its affiliates may also provide non-cash or cash compensation to certain financial institutions or their registered representatives in the form of occasional gifts, meals, tickets to events, educational conference support, special recognition support or other forms of non-cash and cash compensation as may be permitted by certain regulations applicable to broker-dealers.

We may credit additional amounts under our contracts for contracts sold to registered representatives (and their immediate families) of broker-dealers that have (i) a selling agreement with us and our principal underwriter to sell the contracts and (ii) approved the payment of the additional amount to their registered representatives. There will be no commissions paid on the sale of these contracts.

Ohio National Life believes that, consistent with well established industry and SEC practice, the periodic reporting requirements of the Securities Exchange Act of 1934 do not apply to it as the depositor of one or more variable insurance product separate accounts. If such requirements are deemed to apply to it as such a depositor, Ohio National Life intends to rely on the exemption from such requirements provided by Rule 12h-7 under that Act.

Ohio National Variable Account A

We established VAA on August 1, 1969 as a separate account for funding variable annuity contracts. Purchase payments for the variable annuity contracts are allocated to one or more subaccounts of VAA. Your allocation of contract values may be to no more than 18 of the available subaccounts. You may be subject to restrictions on allocations if you purchase certain optional riders. Please see “Investment Restrictions for Certain Optional Riders” and “Optional Asset Allocation Models” for more information.

Income, gains and losses, whether or not realized, from assets allocated to VAA are credited to or charged against VAA without regard to our other income, gains or losses. The assets maintained in VAA will not be charged with any liabilities arising out of any of our other business. Nevertheless, all obligations arising under the contracts, including the commitment to make annuity payments, are our general corporate obligations. Accordingly, all our assets are available to meet our obligations under the contracts. VAA is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the subaccounts of VAA are invested at net asset value in

Fund shares. Values of other contracts not offered through this prospectus are also allocated to VAA, including some subaccounts that are not available for these contracts.

Investment Options

Fixed Accumulation Account

We may offer a Fixed Accumulation Account as a rider to your contract. The Fixed Accumulation Account guarantees a fixed return for a specified period of time and guarantees the principal against loss. We may also refer to the Fixed Accumulation Account as the Fixed Account or the Guaranteed Account. The Fixed Accumulation Account is not registered as an investment company. Interests in it are not subject to the provisions or restrictions of federal securities laws. The staff of the Securities and Exchange Commission has not reviewed disclosures regarding it. We invest our general assets at our discretion as allowed by Ohio law.

The Fixed Accumulation Account consists of all of our general assets other than those allocated to a separate account. If the Fixed Accumulation Account is available on your contract, you may allocate purchase payments and contract values between the Fixed Accumulation Account and the Funds. There might be periods when we will not make the Fixed Accumulation Account available on new contracts.

The amount of investment income allocated to the contracts varies from year to year at our sole discretion. However, we guarantee that we will credit interest at a rate of not less than 3% per year (or such lower rate as may be permitted by applicable state law), compounded annually, to contract values allocated to the Fixed Accumulation Account. We may credit interest at a rate in excess of 3% or in excess of the guaranteed minimum interest rate allowed by state law, but any such excess interest credit will be in our sole discretion.

We guarantee that, before annuity payments begin, the value of a contract in the Fixed Accumulation Account will never be less than:

•	the amount of purchase payments allocated to, and transfers into, the Fixed Accumulation Account, plus

•	interest credited at the rate of 3% per year (or such lower rate that will be indicated in the contract) compounded annually, plus

•	any additional excess interest we may credit to guaranteed values, minus

•	any withdrawals, loans and transfers from the guaranteed values, minus

•	any surrender charge on withdrawals, loan interest, state premium taxes, transfer fees, and the portion of the $30 annual contract administration charge allocable to the Fixed Accumulation Account.

No deductions are made from the Fixed Accumulation Account for Account Expenses or Mortality and Expense Risk Charges. Insurance risk charges for optional benefit riders are taken pro rata from the Fixed Accumulation Account and variable subaccounts.

Other than pursuant to a DCA (scheduled transfer) or portfolio rebalancing program, we may restrict transfers of your Fixed Accumulation Account value during a contract year to not more than 20% of that value as of the beginning of a contract year (or $1,000, if greater). As provided by state law, we may defer the payment of amounts to be withdrawn from the Fixed Accumulation Account for up to six months from the date we receive your written request for withdrawal.

The Funds

The Funds are mutual funds registered under the Investment Company Act 1940. Fund shares are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies and, in some cases, to qualified plans. The value of each Fund’s investments fluctuates daily and is subject to the risk that Fund management may not anticipate or make changes necessary in the investments to meet changes in economic conditions.

The Funds receive investment advice from their investment advisers. The Funds pay each of the investment advisers a fee as shown in the prospectus for each Fund. In some cases, the investment adviser pays part of its fee to a subadviser.

Affiliates of certain Funds may compensate us based upon a percentage of the Fund’s average daily net assets that are allocated to VAA. These percentages vary by Fund. This is intended to compensate us for administrative and other services we provide to the Funds and their affiliates.

Some of the Funds are structured as a “Fund of Funds.” A Fund of Funds is a mutual fund that invests primarily in a portfolio of other mutual funds. Because a Fund of Funds invests in other mutual funds rather than individual securities, the Fund of Funds bears a proportionate share of expenses charged by the underlying funds in which it invests. Therefore, a Fund of Funds may have higher expenses than direct investments in the underlying Funds. You should read the Fund prospectuses carefully for more information.

For additional information concerning the Funds, including their fees, expenses and investment objectives, see the Fund prospectuses. Read them carefully before investing. They may contain information about other funds that are not available as investment options for these contracts. You cannot be sure that any Fund will achieve its stated objectives and policies. For a free copy of the Fund prospectus, call 1-888-925-6446.

Periodically some of the Funds may be closed to future allocation of purchase payments. This may be at the request of the Fund or based on a decision made by us. Advance written notice will be given to contract owners prior to any such closure.

The investment policies, objectives and/or names of some of the Funds may be similar to those of other investment companies managed by the same investment adviser or subadviser. However, similar funds often do not have comparable investment performance. The investment results of the Funds may be higher or lower than those of the other funds.

Optional Asset Allocation Models

You may choose an optional Asset Allocation Model for your contract’s variable account values. If you choose this option, it must be used for all your variable account values. There is no charge for using an optional Asset Allocation Model. You may choose a model, discontinue using a model or change from one model to another at any time by notifying us. However, some optional benefits require participation in the Asset Allocation Models. You may not use more than one model at a time.

Asset allocation is the distribution of invested assets among several different kinds of investments (such as large cap domestic value stocks, small cap domestic growth stocks, foreign stocks, long term investment-grade bonds, intermediate term bonds, high income bonds, money market instruments, real estate securities and so on). Historically, diversification among several different kinds of asset classes has been shown to help reduce volatility over long periods of time. However, there can be no assurance that asset allocation will reduce volatility or enhance performance.

If you choose the Asset Allocation Models, upon your execution and return of the investment advisory agreement, Ohio National Investments, Inc. (“ONII”) will serve as your investment adviser for the limited purpose of developing and updating the Asset Allocation Models. The Asset Allocation Models do not become dynamic until the investment advisory agreement is executed and returned to ONII. Currently, you are required to sign an investment advisory agreement with ONII in order to be in an Asset Allocation Model. Periodically, typically annually, ONII will assess the make up of each of the Asset Allocation Models to determine if they continue to maintain the optimal level of investment return balanced against the designated risk tolerance for the model. If ONII determines that changes to the models are appropriate, we will notify you at least 30 days before making the change. If we do not hear from you otherwise, we will automatically reallocate the assets contained in the existing model to the new model, based on the limited discretionary authority you will have granted to ONII to do so. If you do not want your contract values reallocated in your existing model, you may move to a different model. If you do not want to move to a different model and you do not wish to have your contract values reallocated in the existing model, we will deem the advisory agreement between ONII and you terminated and no further automatic rebalancing or reallocation will take place in your contract. If you have a rider that requires participation in the asset allocation models, the effect of the termination of the advisory agreement will be to terminate your rider as well except for the GMIB Plus with Annual Reset (2009), GMIB Plus with Annual Reset (2008) with investment restrictions and GMIB Plus with Five Year Reset (2008) with investment restrictions, all which can also remain in force if you adhere to the alternative investment restrictions.

More information about ONII’s role as your limited purpose investment adviser is contained in Part II of ONII’s Form ADV, which you can request at any time. It is possible that ONII may include underlying funds in the Asset Allocation Models for which it also acts as the investment adviser. As a result, inclusion of such portfolios will result in ONII receiving fund management fees from these funds and portfolios.

We have retained Wilshire Associates to assist in the development of several asset allocation models, each comprising a combination of the contract’s available Funds. Ohio National, in consultation with ONII selects the underlying Funds to be offered through this annuity contract. Wilshire Associated then performs a quantitative analysis to determine which combination of Funds offers the best opportunity to achieve the expected investment return given the acceptable level of investment risk. ONII approves the final recommendations made by Wilshire Associates. A copy of the ONII’s Form ADV may be obtained free of charge by calling 1-800-366-6654. However, we reserve the right to change the third party consultant we use to develop the Asset Allocation Models or to develop the Asset Allocation Models without the use of a third party consultant. Wilshire selects the Funds for each of the models in accordance with risk/return profiles they have developed. Currently there are 5 models ranging from Model 1 (having relatively conservative investments with a lower risk/return profile) to Model 5 (having relatively aggressive investments with a higher risk/return profile).

At the end of each quarter, variable account values allocated within each model will be rebalanced to maintain the mix of investments in the proportions established for each model. You will then receive a confirmation of the transfers made among the Funds within your contract. The transfer charge does not apply to these quarterly rebalancing transactions. The transfer charge will apply if, by changing from one model to another, you exceed the 12 free transfers allowed per year. When you change models, it counts as one transfer.

Your registered representative or financial adviser can help you determine the model that best fits your risk tolerance, investment horizon and objectives. The variable account portion of any purchase payments you make after selecting an Asset Allocation Model will be allocated among the Funds as specified by the model you choose.

If your contract includes the optional Guaranteed Principal Protection (“GPP”) rider, your variable account values must be in one of the models. The GPP rider will be cancelled if you are no longer using any Asset Allocation Model. If the GPP is so terminated, a full annual rider charge will be assessed without being prorated to the date of termination.

We may discontinue an Asset Allocation Model or its availability under one of the riders with investment restrictions or that requires participation in an Asset Allocation Model. If we discontinue a model and you own the GPP, you will have to transfer your contract value to an available Asset Allocation Model in order to maintain your rider. You may only be in one Asset Allocation Model at a time. Therefore, if an Asset Allocation Model becomes unavailable for the allocation of purchase payments under GPP and you wish to make additional purchase payments, you will have to transfer your contract value to an available Asset Allocation Model.

If you own the GMIB Plus with Annual Reset (2009), GMIB Plus with Five Year Reset (2008) with investment restrictions or GMIB Plus with Annual Reset (2008) with investment restrictions and we discontinue an Asset Allocation Model, you will have to transfer your contract value to an available Asset Allocation Model or comply with the alternative investment restrictions under those riders. If an Asset Allocation Model becomes unavailable for the allocation of purchase payments under those riders and you wish to make additional purchase payments, you will have to transfer your contract value to an available Asset Allocation Model or comply with the alternative investment restrictions under those riders.

In these scenarios (discontinuing an Asset Allocation Model or limiting its availability under a rider), if you do not take affirmative action to transfer your contract value, your rider will be canceled. If, however, ONII revises the make up of an existing Asset Allocation Model following the procedures described in this section, and you do not opt out of the revised model, you do not have to take any action to maintain your rider.

Investment Restrictions for Certain Optional Riders

If you select the GMIB Plus with Annual Reset (2009) rider, your purchase payments and contract value must be allocated in accordance with the restrictions specified below:

(1)	Some or all of your purchase payments or contract value may be allocated to the Fixed Accumulation Account, if available. See “Fixed Accumulation Account” for more details.

(2)	Any portion of your purchase payments or contract value that is not allocated to the Fixed Accumulation Account must be allocated in compliance with either (a) or (b):

(a)	100% must be allocated to one of Asset Allocation Models 2, 3 or 4. See “Optional Asset Allocation Models” for more details.

or

(b)	(i) at least 30% must, but no more than 60% may, be allocated to investment options included in Category 1;

(ii)	no more than 70% may be allocated to investment options included in Category 2;

(iii)	no more than 25% may be allocated to investment options included in Category 3; and

(iv)	no more than 15% may be allocated to investment options included in Category 4.

If you select the GMIB Plus with Annual Reset (2008) or GMIB Plus with Five Year Reset (2008) rider and elect investment restrictions, your purchase payments and contract value must be allocated in accordance with the restrictions specified below:

(1)	Some or all of your purchase payments or contract value may be allocated to the Fixed Accumulation Account, if available. See “Fixed Accumulation Account” for more details.

(2)	Any portion of your purchase payments or contract value that is not allocated to the Fixed Accumulation Account must be allocated in compliance with either (a)or (b):

(a)	100% must be allocated to one of the available Asset Allocation Models. See “Optional Asset Allocation Models” for more details.

or

(b)	(i) at least 20% must be allocated to investment options included in Category 1;

(ii)	no more than 80% may be allocated to investment options included in Category 2;

(iii)	no more than 25% may be allocated to investment options included in Category 3; and

(iv)	no more than 15% may be allocated to investment options included in Category 4.

The investment options available in each Category are:

Investment Options

Category 1	Ohio National Fund, Inc. Money Market Portfolio Bond Portfolio	The Universal Institutional Funds, Inc. Van Kampen’s UIF Core Plus Fixed Income Portfolio

PIMCO Variable Insurance Trust Real Return Portfolio Total Return Portfolio

Category 2
Ohio National Fund, Inc.
Equity Portfolio
Omni Portfolio
S&P 500 Index® Portfolio
International Portfolio
Aggressive Growth Portfolio
Capital Growth Portfolio
Strategic Value Portfolio
Nasdaq-100® Index Portfolio
Bristol Portfolio
Bristol Growth Portfolio
Balanced Portfolio
Income Opportunity Portfolio
U.S. Equity Portfolio
Target VIP Portfolio
Target Equity/Income Portfolio

Dreyfus Variable Investment Fund
Appreciation Portfolio

Fidelity® Variable Insurance Products
VIP Contrafund® Portfolio
VIP Growth Portfolio
VIP Equity-Income Portfolio

Franklin Templeton Variable Insurance Products Trust
Franklin Income Securities Fund
Franklin Flex Cap Growth Securities Fund
Franklin Templeton VIP Founding Funds
Allocation Fund
Templeton Foreign Securities Fund

Goldman Sachs Variable Insurance Trust
Goldman Sachs Growth and Income Fund
Goldman Sachs Structured U.S. Equity Fund
Goldman Sachs Capital Growth Fund

Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy

Janus Aspen Series
Large Cap Growth Portfolio
Worldwide Growth Portfolio
Balanced Portfolio

Lazard Retirement Series
Lazard Retirement International Equity Portfolio
Lazard Retirement U.S. Strategic Equity Portfolio

Legg Mason Partners Variable Equity Trust
Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Capital and Income Portfolio
Legg Mason Partners Variable Investors Portfolio

MFS® Variable Insurance Trust
MFS® Investors Growth Stock Series
MFS® Total Return Series

PIMCO Variable Insurance Trust
Global Bond Portfolio (Unhedged)

The Prudential Series Fund, Inc.
Jennison Portfolio
Jennison 20/20 Focus Portfolio

The Universal Institutional Funds, Inc.
Van Kampen’s UIF International Growth Equity Portfolio
Van Kampen’s UIF Capital Growth Portfolio

Category 3
Ohio National Fund, Inc.
High Income Bond Portfolio
Capital Appreciation Portfolio
Mid Cap Opportunity Portfolio

Federated Insurance Series
Federated Kaufmann Fund II

Fidelity® Variable Insurance Products
VIP Mid Cap Portfolio
MFS® Variable Insurance Trust MFS® Mid Cap Growth Stock Series Neuberger Berman Advisers Management Trust AMT Regency Portfolio

Category 4
Ohio National Fund, Inc.
International Small-Mid Company Portfolio
Millennium Portfolio
Capital Growth Portfolio
Small Cap Growth Portfolio
Bryton Growth Portfolio

ALPS Variable Insurance Trust
AVS Listed Private Equity Portfolio

Fidelity® Variable Insurance Products
VIP Real Estate Portfolio

Ivy Funds Variable Insurance Portfolios, Inc.
Ivy Funds VIP Global Natural Resources
Ivy Funds VIP Science and Technology

Lazard Retirement Series
Lazard Retirement U.S. Small Cap Equity Portfolio
Lazard Retirement Emerging Markets Equity Portfolio

MFS® Variable Insurance Trust
MFS® New Discovery Series

PIMCO Variable Insurance Trust
CommodityRealReturn® Strategy Portfolio

Royce Capital Fund
Royce Micro-Cap Portfolio
Royce Small-Cap Portfolio

You may allocate purchase payments to a dollar-cost averaging (“DCA”) account, if available, and transfer amounts out of the DCA account in accordance with the restrictions described above. See “Scheduled Transfers (Dollar Cost Averaging)” for more details about dollar cost averaging.

We have classified investment options into the above Categories based on the fund’s characteristics and our determination of their risk. If a new investment choice is added to your contract, we will determine which of the above Categories, if any, it will be placed in. We may reassess our determination of risk and may change the classification of any investment option in the individual Categories with advance written notice to you. We may limit the availability of any Asset Allocation Model or any investment option under the riders. We may apply any changes to future purchase payments and transfer requests. Any such changes will not apply to transfers out of the DCA account. If an existing investment option becomes unavailable for the allocation of future purchase payments or contract value, you will need to provide us updated allocation instructions that comply with 2(a) or 2(b). If you fail to provide us with new instructions and your allocation of purchase payments or contract value violates the investment restrictions, your rider will be terminated.

Please note that you may only be in one Asset Allocation Model at a time. Therefore, if an Asset Allocation Model to which your contract value is allocated becomes unavailable for the allocation of future purchase payments under your rider and you wish to make additional purchase payments, you will have to transfer your contract value to an Asset Allocation Model that is available under your rider.

If you choose to allocate your purchase payments to an Asset Allocation Model according to option (2)(a), at the end of each calendar quarter we will rebalance variable account values allocated within each Model to maintain the mix of investments in the proportions established for each Model. If you choose to allocate your purchase payments according to option 2(b), you must provide us with rebalance allocation instructions that comply with option 2(b). On each three-month anniversary of the date the applicable rider was added, we will rebalance your contract value in accordance with your rebalance instructions.

Any transfer request or change in allocation or rebalance instructions must comply with the applicable investment restrictions. Please note that a transfer request will not update your purchase payment allocation or rebalance instructions. You must provide us separate instructions to change your purchase payment allocation or rebalance instructions.

If you have purchased the GMIB Plus with Annual Reset (2009) or have purchased GMIB Plus with Five Year Reset (2008) or GMIB Plus with Annual Reset (2008) and chosen to abide by investment restrictions, your rider will be cancelled if you cease to comply with these described requirements. Furthermore, if you have purchased the ARDBR (2009) in conjunction with the GMIB Plus with Annual Reset (2009) rider, the ARDBR (2009) will be cancelled. If you have purchased the ARDBR (2008) in conjunction with the GMIB Plus with Annual Reset (2008) rider, the ARDBR (2008) will be cancelled. If one of these riders is so terminated, a prorated annual rider charge will be assessed.

Mixed and Shared Funding

In addition to being offered to VAA, certain Fund shares are offered to our other separate accounts for variable annuity contracts and a separate account of Ohio National Life Assurance Corporation for variable life insurance contracts. Fund shares may also be offered to other insurance company separate accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for one or more of variable life and variable annuity separate accounts, or separate accounts of other life insurance companies, and qualified plans to invest in Fund shares. Although neither we nor any of the Funds currently foresee any such disadvantage, the Board of Directors or Trustees of each Fund will monitor events to identify any material conflict among different types of owners and to determine if any action should be taken. That could possibly include the withdrawal of VAA’s participation in a Fund. Material conflicts could result from such things as:

•	changes in state insurance law;

•	changes in federal income tax law;

•	changes in the investment management of any Fund; or

•	differences in voting instructions given by different types of owners.

Voting Rights

We will vote Fund shares held in VAA at Fund shareholders meetings in accordance with voting instructions received from contract owners. We will determine the number of Fund shares for which you are entitled to give instructions as described below. This determination will be within 90 days before the shareholders meeting. Proxy material and forms for giving voting instructions will be distributed to each owner. We will vote Fund shares held in VAA, for which no timely instructions are received, in proportion to the instructions that we do receive. There is no minimum number of contract owners required to form a quorum. As a result, a small number of contract owners may determine the outcome of a vote submitted by a VAA to a Fund.

Until annuity payments begin, the number of Fund shares for which you may instruct us is determined by dividing your contract value in each Fund by the net asset value of a share of that Fund as of the same date. After annuity payments begin, the number of Fund shares for which you may instruct us is determined by dividing the actuarial liability for your variable annuity by the net asset value of a Fund share as of the same date. Generally, the number of shares tends to decrease as annuity payments progress.

Distribution of Variable Annuity Contracts

The variable annuity contracts are sold by our insurance agents who are also registered representatives of broker-dealers that have entered into distribution agreements with Ohio National Equities, Inc. (“ONEQ”), a wholly-owned subsidiary of ours. ONEQ is the principal underwriter of the contracts. ONEQ and the broker-dealers are registered under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority. We pay ONEQ 5.5% of each purchase payment and ONEQ then pays part of that to the broker-dealers. The broker-dealers pay their registered representatives from their own funds. Purchase payments on which nothing is paid to registered representatives may not be included in amounts on which we pay the sales compensation to ONEQ. If our surrender charge is not sufficient to recover the fee paid to ONEQ, any deficiency will be made up from our general assets. These include, among other things, any profit from the mortality and expense risk charges. ONEQ’s address is One Financial Way, Montgomery, Ohio 45242.

Deductions and Expenses

Surrender Charge

There is no deduction from purchase payments to pay sales expense. We may assess a surrender charge if you surrender the contract or withdraw part of its value. The purpose of this charge is to defray expenses relating to the sale of the contract, including compensation to broker-dealers or other benefits provided under the contract, cost of sales literature and prospectuses, and other expenses related to sales activity. The surrender charge is a percentage of your total purchase payments minus all previous withdrawals. This percentage varies with the number of years from the date the purchase payments were made (starting with the first purchase payment) as follows:

Years	Payment

1st	7%
2nd	7%
3rd	7%
4th	6%
5th and later	0%

During each contract year, you may withdraw not more than 10% of the contract value (as of the day of the first withdrawal made during that contract year) without a surrender charge. You may take this 10% annual free withdrawal in up to 12 installments. We do not assess the surrender charge when the proceeds are entirely withdrawn after the death of the annuitant.

Annual Contract Fee

Each year on the contract anniversary (or when you surrender the contract), we will deduct an annual contract fee of $30 from the contract value. This helps to repay us for maintaining the contract. There is no contract fee for contracts having a value of at least $50,000 at the contract anniversary. There is no charge after annuity payments begin. We guarantee not to increase the annual contract fee.

Deduction for Account Expense Fee

At the end of each valuation period before annuity payments begin we deduct an amount equal to 0.25% on an annual basis of the contract value. This deduction reimburses us for expenses not covered by the annual contract fee. Examples of these expenses are accounting, auditing, legal, contract owner services, reports to regulatory authorities and contract owners, contract issue, etc.

Deduction for Mortality and Expense Risk Fee

We guarantee that, until annuity payments begin, the contract’s value will not be affected by any excess of sales and administrative expenses over the deductions for them. We also guarantee to pay a death benefit if the annuitant dies before annuity payments begin. After annuity payments begin, and except in the instance of the annuitant’s death, we guarantee that variable annuity payments will not be affected by adverse mortality experience or expenses.

For assuming these risks, when we determine the accumulation unit values and the annuity unit values for each subaccount, we make a deduction from the applicable investment results equal to 1.25% of the contract value on an annual basis. We may decrease that deduction at any time and we may increase it not more often than annually to not more than 1.25% on an annual basis. After the fourth contract year, the maximum charge under this section will be 0.90%. We agree that the deduction for these risk undertakings shall not be increased to more than the rate in effect at the time the contract is issued. We may discontinue this limitation on our right to increase the deduction, but only as to contracts purchased after notice of the discontinuance. The risk charge is an indivisible whole of the amount currently being deducted. However, we believe that a reasonable allocation would be 0.70% for mortality risk (0.65% after the fourth contract year), and 0.55% for expense risk (0.25% after the fourth contract year). We hope to realize a profit from this charge. However there will be a loss if the deduction fails to cover the actual risks involved.

Charges for Optional Benefits

There is an additional annual charge if you choose an optional benefit. The additional charge is made on each contract anniversary before annuity payments begin. Not all optional benefits are available in all states. We may discontinue any of the optional benefits on new contracts at any time. See the individual discussion of each rider later in this prospectus for details on the riders and the amounts upon which the charges are based.

If you choose the annual stepped-up death benefit, 6% GMDBR80 Plus, 6% GMDBR85 Plus, 5% GMDBR80 Plus, 5% GMDBR85 Plus, ARDBR (2009), ARDBR (2008) or ARDBR as described under “Death Benefit,” those annual charges are the following percentages of the optional death benefit amounts:

Annual Stepped-Up Death Benefit	0.25%
6% GMDBR80 Plus (currently 0.25%)	0.30% (maximum charge)
6% GMDBR85 Plus	0.45%
5% GMDBR80 Plus	0.45%
5% GMDBR85 Plus	0.70%
ARDBR (2009) (currently 0.85%)	1.40% (maximum charge)
ARDBR (2008) at issue ages through 74 (currently the charge is 0.80%)	1.00% (maximum charge)
ARDBR (2008) at issue ages 75 through 78 (currently the charge is 0.95%)	1.15% (maximum charge)
ARDBR	0.60%

If you choose the GEB, as described under “Death Benefit,” the annual charge is the following percentage of your contract value on the contract anniversary:

GEB at issue ages through 70	0.15%
GEB at issue ages 71 through 75	0.30%
GEB “Plus” at issue ages through 70	0.30%
GEB “Plus” at issue ages 71 through 75	0.60%

If you choose the GMIB Plus with Five Year Reset, GMIB Plus with Annual Reset, GMIB Plus with Five Year Reset (2008), GMIB Plus with Annual Reset (2008) or the GMIB Plus with Annual Reset (2009) riders the annual charge is the following percentage of your guaranteed income base as described under “Optional Guaranteed Minimum Income Benefit (“GMIB”)”:

GMIB Plus with Annual Reset (2009) (currently 0.95%)	1.50% (maximum charge)
GMIB Plus with Five Year Reset (2008) without investment restrictions (currently 0.90%)	1.55% (maximum charge)
GMIB Plus with Five Year Reset (2008) with investment restrictions (currently 0.75%)	1.40% (maximum charge)
GMIB Plus with Annual Reset (2008) without investment restrictions (currently 1.00%)	1.65% (maximum charge)
GMIB Plus with Annual Reset (2008) with investment restrictions (currently 0.85%)	1.50% (maximum charge)
GMIB Plus with Five Year Reset	0.55%
GMIB Plus with Annual Reset	0.70%

If you choose the GPP, the annual charge is the following percentage of your average annual guaranteed principal amount as described under “Optional Guaranteed Principal Protection (“GPP”)”:

Percent of average annual guaranteed principal amount	0.55%

Transfer Fee and Withdrawal Fee

We may charge a transfer fee of $10 for each transfer of values from one or more subaccounts to other subaccounts. Only one charge is assessed for transfers out of any one subaccount, even if the transfer is to multiple subaccounts. The fee is charged pro rata against the subaccounts from which the transfer is made. We currently do not charge for your first 12 transfers each contract year. Other restrictions may apply to transfers. See “Transfers among Subaccounts” below.

We may also charge a withdrawal fee of up to the lesser of 2% of the amount withdrawn or $15 per withdrawal for withdrawals in excess of 14 in a contract year. This charge is to reimburse us for administrative processing expenses associated with a withdrawal. We are not currently charging the fee.

Deduction for State Premium Tax

Depending on your state, a premium tax or some similar charge may be levied based on the amount of your annuity purchase payments. We will deduct from your contract value the amount of any applicable premium taxes or similar assessment charged by any state or other governmental entity. While the rates are subject to change, the range for the premium tax is currently between 0.0% and 5.0%. If a charge is assessed, we will deduct that amount from your contract value at the time the contract is surrendered, at the time you annuitize, or at such earlier time that we may become subject to the premium tax. We may also deduct the premium tax from any death benefit proceeds.

Fund Expenses

There are deductions from, and expenses paid out of, the assets of the Funds. These are described in the Fund prospectuses. Deduction for Fund expenses continues after annuity payments begin for those amounts still allocated to the Funds.

Description of Variable Annuity Contracts

10-Day Free Look

You may revoke the contract at any time until the end of 10 days after you receive it (or such longer period as may be required by your state law) and get a refund of the contract value as of the date of cancellation. To revoke, you must return the contract to us within the free look period. In some states, we are required to return the greater of the original purchase price or the current contract value if you exercise your free look. Any purchase payments in these states to be allocated to variable Funds may first be allocated to the Money Market portfolio until the end of the free look period. If you are a California resident 60 years old or older and at the time you apply for your contract you elect to receive a return of your purchase payments if you exercise your free look, any purchase payments to be allocated to variable Funds will first be allocated to the Money Market Portfolio until the end of the free look period. We deem you to receive the contract and the free look period to begin five days after we mail your contract to you.

Accumulation Period

Purchase Payments

Your first purchase payment must be at least $5,000 ($2,000 for IRAs). You do not have to make any more payments after that. But you may make additional purchase payments at any time of at least $500 each ($300 for payroll deduction plans). We may limit your total purchase payments for any one life to $1,500,000. If the check for your payment is dishonored, you will be liable to us for any changes in the market value between the date we receive your check and the date we are notified that the payment was dishonored.

Accumulation Units

Until the annuity payout date, the contract value is measured by accumulation units. As you make each purchase payment, we credit units to the contract (see Crediting Accumulation Units). The number of units remains constant between purchase payments but their dollar value varies with the investment results of each Fund to which payments are allocated.

Crediting Accumulation Units

Your registered representative will send an order or application, together with the first purchase payment, to our home office for acceptance. We may enter into arrangements with certain broker-dealers whereby submission of the completed application and first purchase payment to the broker-dealer will be credited and deemed accepted by us on the date received by them. Such arrangements are at our sole discretion and approved by our Board of Directors. Before entering into such arrangements, we first must ensure that the broker-dealer has adequate compliance controls in place to prevent applications received after the cut-off time (usually 4:00 p.m. Eastern time) from being submitted to us for issuance as if received before the cut-off time.

Upon acceptance, we issue a contract and we credit the first purchase payment to the contract in the form of accumulation units. If all information necessary for issuing a contract and processing the purchase payment is complete, we will credit your first purchase payment within two business days after receipt. If we do not receive everything necessary to make the application in good order within five business days, we will return the purchase payment to you immediately unless you specifically consent to having us retain the purchase payment until the necessary information is completed. After that, we will credit the purchase payment within two business days.

You must send any additional purchase payments directly to our home office. They will then be applied to your contract according to you allocation instructions to provide that number of accumulation units (for each subaccount) determined by dividing the amount of the purchase payment by the unit value next computed after we receive the payment at our home office. Except as detailed in the paragraph above, payments received after 4 p.m. (Eastern time) on any process day (earlier those days when the New York Stock Exchange closes early) will be priced at the next calculated unit value.

Allocation of Purchase Payments

You may allocate your contract values among up to 18 investment options including the variable subaccounts of VAA and to the Fixed Accumulation Account (if offered). The amount you allocate to any Fund or the Fixed Accumulation Account must equal a whole percent. You may change your allocation of future purchase payments at any time by sending written notice to our home office. Changes in allocation of purchase payments are not deemed effective until received by us at our home office. You may be subject to restrictions on allocations if you purchase certain optional riders. Please see “Investment Restrictions for Certain Optional Riders” and “Optional Asset Allocation Models” for more information.

Accumulation Unit Value and Accumulation Value

We set the original accumulation unit value of each subaccount of VAA for these contracts at the beginning of the first valuation period for each such subaccount. We determine the unit value for any later valuation period by multiplying the unit value for the immediately preceding valuation period by the net investment factor (described below) for such later valuation period. We determine a contract’s value by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that amount in the Fixed Accumulation Account or in a Dollar Cost Averaging Account.

Net Investment Factor

The net investment factor measures the investment results of each subaccount. The investment performance and expenses of each Fund, and the deduction of contract charges, affect daily changes in the subaccounts’ accumulation unit values. The net investment factor for each subaccount for any valuation period is determined by dividing (a) by (b), then subtracting (c) from the result, where:

(a)	is:

(1)	the net asset value of the corresponding Fund share at the end of a valuation period, plus

(2)	the per share amount of any dividends or other distributions declared for that Fund if the “ex-dividend” date occurs during the valuation period, plus or minus

(3)	a per share charge or credit for any taxes paid or reserved for the maintenance or operation of that subaccount; (No federal income taxes apply under present law.)

(b)	is the net asset value of the corresponding Fund share at the end of the preceding valuation period; and

(c)	is the deduction for administrative and sales expenses and risk undertakings.

Surrender and Withdrawal

Before annuity payments begin you may surrender (totally withdraw the value of) your contract, or withdraw part of the contract value (at least $500). You must make all surrender or withdrawal requests by providing Notice to us. The surrender charge may then apply. That charge is taken from the total amount withdrawn.

Unless you specify otherwise, the withdrawal will be made pro-rata from your values in each Fund. The amount you may withdraw is the contract value less any surrender charge and any premium tax charge that may apply. In the case of a surrender, we subtract any contract administration charge. We will pay you within seven days after we receive your request. However, we may defer payment of Fixed Accumulation Account values as described below. Surrenders and withdrawals are limited or not permitted in connection with certain retirement plans. For possible tax consequences of a surrender or withdrawal, see “Federal Tax Status” below.

If you request a surrender or withdrawal which includes contract values derived from purchase payments that have not yet cleared the banking system, we may delay mailing the portion relating to such payments until your check has cleared. We require the return of the contract or the execution of an affidavit indicating the contract has been lost in the case of a surrender.

Your right to withdraw may be suspended or the date of payment postponed:

(1)	for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or during which the Securities and Exchange Commission has restricted trading on the Exchange;

(2)	for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held in a Fund is not reasonably practical, or it is not reasonably practical to determine the value of a Fund’s net assets; or

(3)	such other periods as the Commission may order to protect security holders.

Transfers among Subaccounts

You may transfer contract values from one or more Funds to one or more other Funds. You may make transfers at any time before annuity payments begin. The amount of any transfer must be at least $300 (or the entire value of the contract’s interest in a Fund, if less). Not more than 20% of a contract’s Fixed Accumulation Account value (or $1,000, if greater) as of the beginning of a contract year may be transferred to variable Funds during that contract year.

We may limit the number, frequency, method or amount of transfers. We may limit transfers from any Fund on any one day to 1% of the previous day’s total net assets of that Fund if we or the Fund in our discretion, believe that the Fund might otherwise be damaged. In determining which requests to honor, scheduled transfers (under a DCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone, facsimile and other electronic requests in the order received. This policy will be applied uniformly without exception. We will notify you if your requested transfer is not made. Current SEC rules preclude us from processing at a later date those requests that were not honored. Accordingly, you would need to submit a new transfer request in order to make a transfer that was not honored because of these limitations.

Certain third parties may offer you investment management services for your contract. We will honor transfer requests from these third parties only if you give us a written power of attorney to do so. Fees you pay for such other services are in addition to any contract charges.

We discourage excessive trading and market timing through your contract. Excessive trading into and out of the portfolios can disrupt portfolio investment strategies and increase the portfolios’ operating expenses. In addition, excessive trading lowers overall portfolio performance for long term investors, prevents portfolio managers from taking timely advantage of investment opportunities, and creates liquidity risks for the portfolios. The contract and the underlying portfolios are not designed to accommodate excessive trading practices. We and the portfolios reserve the right, in our sole discretion, to restrict or reject purchase and exchange orders which we believe represent excessive or disruptive trading. Listed below are some, but not necessarily all the steps we may take to discourage excessive trading and market timing.

The first time the contract owner is determined to have traded excessively, we will notify the contract owner in writing that his or her contract will be monitored for additional transactions in excess of the established limits and such subsequent activity may result in suspension of electronic transfer privileges and/or suspension of all transfer privileges. The established limits are determined internally as a protection against frequent trading and are not disclosed in the prospectus or other otherwise made public.

Upon the second instance of excessive trading, the contract owner will be advised that his or her electronic transfer privileges have been suspended and that all transfer requests must be submitted in writing and delivered via U.S. mail.

Upon the third instance of excessive trading, transfers of contract values will only be permitted into the money market portfolio and all other transfer privileges will be suspended. The contract owner will be informed in writing of the denial of future transfer privileges. If a contract owner decides to surrender the contract following suspension of transfer privileges, the contract owner will incur the resulting surrender charge, if any.

We may, in our sole discretion take any contract off of the list of monitored contracts, or restore suspended transfer privileges if we determine that the transactions were inadvertent or were not done with the intent to market time. Otherwise, all of our policies related to excessive trading and market timing as described in this section will be applied to all contract owners uniformly and without exception. Other trading activities may be detrimental to the portfolios. Therefore, we may place a contract on the list of monitored contracts despite the fact the contract owner has not exceeded the established transfer limits. You may be deemed to have traded excessively even if you have not exceeded the number of free transfers permitted by your contract.

Some of the factors we may consider when determining whether or not to place a contract on the list of monitored contracts may include, but not be limited to:

•	The number of transfers made in a defined period;

•	The dollar amount of the transfer;

•	The total assets of the portfolios involved in the transfer;

•	The investment objectives of the particular portfolios involved in your transfers; and/or

•	Whether the transfer appears to be a part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Contract owners who have not engaged in market timing or excessive trading may also be prevented from transferring contract values if we, or the portfolios, believe that an intermediary associated with the contract owner’s account has otherwise been involved in market timing or excessive trading on behalf of other contract owners. Likewise, contract owners who have not engaged in intentional market timing or engaged in intentional disruptive or excessive trading may have their transfers rejected or their transfer privileges suspended if their trading activity generates an exception report in our transfer monitoring systems.

Contract owners seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection, and there is no guarantee that we or the portfolios will be able to identify such contract owners or curtail their trading practices. Our ability and the ability of the portfolios to detect and curtail excessive trading practices may also be limited by operational systems and technology limitations. In addition, because the portfolios receive orders from omnibus accounts, which is common among funds offering portfolios to insurance companies offering variable products, the portfolios may not be able to detect an individual’s excessive trading practices through these omnibus accounts. If we are unable to detect those contract owners engaging in market timing and/or excessive trading, the previously mentioned harm associated with excessive trading (lower portfolio performance, liquidity risks, increased portfolio expenses, etc.) may occur.

We may alter or amend this policy as required to comply with state or federal regulations and such regulations may impose stricter standards than currently adopted by us or the portfolios.

Pursuant to rules adopted by the Securities and Exchange Commission, we are required to enter into agreements with the Funds which require us to provide the Funds, upon their request, with certain information including taxpayer identification numbers of contract owners and the amounts and dates of any purchase, redemption, transfer or exchange requests by contract owners. We are also required to restrict or prohibit further purchases or exchange requests into the Funds by a contract owner upon instruction from the Funds.

Effective Time for Purchase, Transfer or Redemption Orders

Orders to purchase, redeem or transfer shares received after the close of the New York Stock Exchange, typically 4:00 p.m. (Eastern time) on any process day (earlier on those days when the New York Stock Exchange closes early) will not become effective until the next business day.

However, we may enter into arrangements with certain broker-dealers whereby orders to purchase accumulation units (either through an initial purchase or subsequent purchase payments to an existing contract) will be credited and deemed accepted by us on the date received by them. Such arrangements are at our sole discretion and approved by our Board of Directors. Before entering into such arrangements, we will first ensure that the broker-dealer has adequate compliance controls in place to prevent orders to purchase units received after the cut-off time (usually 4:00 p.m. Eastern time) from being credited as if received before the cut-off time.

Electronic Access

If you give us a pre-authorization form, your contract and unit values and interest rates can be checked by telephoning us at 1-800-366-6654, #1 or by accessing our web site at any time at www.ohionational.com. You may also request transfers and change allocation on our web site. You may only make one electronic, facsimile or telephone (collectively, “electronic”) transfer request per day.

We will honor pre-authorized electronic transfer instructions from anyone who provides the personal identifying information requested. We will not honor electronic transfer requests after we receive notice of your death. For added security, we send the contract owner a written confirmation of all electronic transfers on the next business day. However, if we cannot complete a transfer as requested, our customer service representative will contact the owner in writing sent within 48 hours of the electronic request. You may think that you have limited this access to yourself, or to yourself and your representative. However, anyone giving us the necessary identifying information can use electronic access once you authorize it.

Please note that telephone and/or other means of electronic communication may not always be available. Any telephone or electronic device, whether it is yours, your service provider’s, your agent’s or ours can experience inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent our receipt and processing of your requests. Although we have taken precautions and have emergency contingency plans to limit these problems, we cannot promise complete reliability under all circumstances. If you experience such problems, your should make your transfer request by writing to our home office.

We reserve the right to limit or restrict electronic access in any form at any time as to any contract owner.

Scheduled Transfers (Dollar Cost Averaging)

We may, but are not obligated to, offer a scheduled transfer (“DCA”) program enabling you to preauthorize automatic monthly or quarterly transfers of a specified dollar amount of at least $300 each time we may limit the number of funds into which you may dollar cost average. Typically, at least 12 DCA transfers must be scheduled, but we may permit fewer under some special DCA programs. The transfers may be from any variable Funds to any other variable Funds.

Transfers may be made from the Fixed Accumulation Account to any other Funds if the DCA program is established at the time the contract is issued, and the DCA program is scheduled to begin within 6 months of the time you make purchase payments from which DCA transfers will be made. A DCA program from the Fixed Accumulation Account may not exceed 2 years. We may make available an enhanced DCA account for initial purchase payments which provides a higher interest rate than the Fixed Accumulation Account. The enhanced DCA account provides a fixed interest rate and requires the purchase payment be fully transferred from the account within specified periods of time. For transfers from variable Funds, the DCA program may not exceed 5 years. There is no transfer fee for DCA transfers. DCA transfers do not count against the 12 free transfers you are allowed each contract year. We may discontinue the DCA program at any time. You may also discontinue further DCA transfers by giving us written notice at least 7 business days before the next scheduled transfer.

DCA generally has the effect of reducing the risk of purchasing at the top, and selling at the bottom, of market cycles. DCA transfers from the Fixed Accumulation Account or from a Fund with a stabilized net asset value, such as the Money Market portfolio, will generally reduce the average total cost of indirectly purchasing Fund shares because greater numbers of shares will be purchased when the share prices are lower than when prices are higher. However, DCA does not assure you of a profit, nor does it protect against losses in a declining market. Moreover, for transfers from a variable Fund, DCA may have the effect of reducing the average price of the shares being redeemed.

Portfolio Rebalancing

You may have us automatically transfer amounts on a quarterly, semi-annual or annual basis to maintain a specified percentage (whole percentages only) of contract value in each of two or more designated Funds. The purpose of a portfolio rebalancing strategy is to maintain, over time, your desired allocation percentage in the designated Funds having differing investment performance. Portfolio rebalancing will not necessarily enhance future performance or protect against future losses.

The transfer charge does not apply to portfolio rebalancing transactions. These transactions do not count against the 12 free transfers you are allowed each contract year. You may not have portfolio rebalancing for any Funds that are part of a DCA program.

Nursing Facility Confinement

We will not assess a surrender charge if you are confined to a state licensed or legally operated in-patient nursing home facility for at least 30 consecutive days. This waiver of the surrender charge may not be available in all states. It only applies when:

•	the confinement begins after the first contract anniversary and before annuity payments begin;

•	the contract was issued before your 80th birthday; and

•	we receive the request for withdrawal, together with proof of the confinement, at our home office while you are confined or within 90 days after discharge from the facility.

Ohio National Life Employee Discount

We and our affiliated companies offer a benefit in the form of an additional premium on the purchase of contracts by any of our employees, directors or retirees, or their spouse or the surviving spouse of a deceased retiree, their minor children, or any of their children ages 18 to 21 who is either (i) living in the purchaser’s household or (ii) a full-time college student being supported by the purchaser, or any of the purchaser’s minor grandchildren under the Uniform Gifts to Minors Act. This premium counts as additional income under the contract. The amount of the benefit equals 2.5% of all purchase payments made in the first contract year and 3.9% of purchase payments made in the second through sixth contract years. We allocate amounts to the Fixed Accumulation Account in these amounts at the time the eligible person makes each payment. If an employee exercises his or her free look right, the full amount of the benefit will be deducted when we pay the free look proceeds.

Death Benefit

Basic Death Benefit

If the annuitant dies before the annuity payments begin, your contract provides for a death benefit. The death benefit is used to calculate the death benefit adjustment which affects the amount of proceeds received by the beneficiary. The death benefit may be higher based upon one or more riders, which are described below, that you have elected to add to your contract.

The death benefit is the greatest of: (i) the total contract value or (ii) net purchase payments less pro-rata withdrawals, unless one of the riders added to your contract provides for a higher death benefit. The death benefit is used to calculate the death benefit adjustment. The death benefit adjustment is equal to the excess, if any, of the death benefit over the contract value on the applicable date. The amount equal to the death benefit adjustment is added to the contract in the Money Market Portfolio. If the contract value is greater than the death benefit on the effective date of the death benefit adjustment, then there is no death benefit adjustment.

Upon receipt of proof of the annuitant’s death and satisfactory instruction from the beneficiary for the disposition of the contract, we will pay or apply as directed by the designated beneficiary(ies) an amount equal to the contract value which includes the death benefit adjustment, if any, to, or for the benefit of, the designated beneficiary(ies).

Any change in the contract value after the effective date of the death benefit adjustment, and before we distribute the contract proceeds, will affect the amount to be paid to the beneficiary. As such, the actual amount paid upon disposition of the contract may be more or less than the highest amount provided under your contract or optional riders. The death benefit adjustment is calculated as of the earlier of: (i) the date we are in receipt of proof of the annuitant’s death; or (ii) 90 days from the date of the annuitant’s death.

As an example of the death benefit adjustment calculation, if the contract value on date of death benefit adjustment calculation is $85,000 and the death benefit is $100,000, then the death benefit adjustment is $15,000 ($100,000 death benefit — $85,000 contract value). $15,000 is added to the Money Market Portfolio until satisfactory instructions are received from the beneficiary as to settlement of the contract. If the contract value is $60,000 when we receive satisfactory instructions, then the beneficiary will receive $75,000 ($15,000 + $60,000). If the contract value is $120,000 when we receive satisfactory instructions, then the beneficiary will receive $135,000 ($15,000 + $120,000).

“Net purchase payments” means your total purchase payments less an amount for any applicable premium tax or similar state or local tax. “Pro rata withdrawals” mean an adjustment for any amounts you have withdrawn from the contract based on the percentage reduction to the total contract value which resulted from the withdrawal.

We may require any designated beneficiary have an insurable interest in the life of the annuitant. The contract proceeds will be paid to the beneficiary in a single sum unless you or the beneficiary(ies) elect settlement under one or more settlement options. If there are multiple beneficiaries and the owner has not selected a settlement option, all the beneficiaries must agree on a settlement option or the payout value will be paid in lump sums to all of them proportionally.

Unless otherwise designated by the contract owner before the date of annuitant’s death, the beneficiary may elect one of the following settlement options:

(1)	Five Year Continuance — Beneficiary may elect to become owner of the annuity and must liquidate the annuity within five years from the date of the annuitant’s death. If the Beneficiary continues the contract and the annuitant dies before the end of the surrender charge period, we will charge the applicable surrender charge on any partial withdrawals the beneficiary takes while the contract is in surrender charge period.

(2)	Beneficiary Stretch — Beneficiary may elect to become owner of the annuity and may continue the annuity for as long as the beneficiary takes a required minimum distribution each year beginning the first year after the year in which the annuitant died. This option must be elected within twelve months from the date of the annuitant’s death.

(3)	Immediate Annuitization — Beneficiary may elect to annuitize the annuity but must do so within twelve months from the date of the annuitant’s death.

(4)	Lump Sum Distribution — Beneficiary may elect a lump sum distribution in which a surrender charge will not apply.

If the sole, primary beneficiary is the surviving spouse of the owner and annuitant and there is either no surviving owner or the surviving spouse is also the sole surviving owner, the spouse may continue the contract as the owner and annuitant, or choose one of the settlement options listed above.

Optional Death Benefit Riders

Annual Stepped-Up Death Benefit.

In those states where permitted, we may offer an optional annual stepped-up death benefit at the time the contract is issued. With that option, the death benefit on the first contract anniversary will be the greater of (a) the contract value then or (b) net purchase payments less pro-rata withdrawals made on or before that date. On each contract anniversary after that (until the annuitant attains age 86), the death benefit will be reset to the greater of (a) the contract value on that anniversary date or (b) the death benefit as of the last preceding anniversary adjusted for any purchase payments or withdrawals. The stepped-up death benefit amount is increased by purchase payments and decreased by pro-rata withdrawals made during the period between contract anniversaries. There is an additional annual charge of 0.25% of the optional death benefit amount. You cannot purchase the annual stepped-up death benefit once the annuitant is 76 years old.

GMDBR80 Plus/GMDBR85 Plus.

In those states where permitted, we may offer the 5% GMDBR80 Plus or 5% GMDBR85 Plus at the time the contract is issued. You cannot purchase either of these riders once the annuitant is 76 years old. With this option, the death benefit is the greater of (a) the contract value as of the effective date of the death benefit adjustment or (b) the GMDB amount. The initial GMDB amount is total net purchase payments made when you purchase the contract and within the first three months after the contract is issued. The GMDB amount is adjusted for withdrawals as described below and is increased by (i) additional purchase payments and (ii) an increase for each valuation period, until the annuitant attains age 80 (or age 85 for 5% GMDBR85 Plus), at an effective annual rate of 5% for values in variable portfolios (other than the Money Market Portfolio) or in one of the Asset Allocation Models. Values in the Money Market Portfolio or the Fixed Accumulation Account which are not in one of the Asset Allocation Models will accumulate at the lesser of 5% or the rate being credited to the Money Market Portfolio or the Fixed Accumulation Account on those days in which the values are so allocated. During the free look period, a different rate may apply in certain states. The total death benefit amount with 5% GMDBR80 Plus shall not exceed two times your total net purchase payments, adjusted for withdrawals. There is no maximum benefit amount for the 5% GMDBR85 Plus.

Any withdrawals in a contract year equal to or less than 5% of the GMDB amount as of the beginning of that year will reduce the GMDB amount and the maximum death benefit amount by the amount of such withdrawals. Any withdrawals in a contract year in excess of 5% of the GMDB amount as of the beginning of that year will reduce the GMDB and maximum death benefit amounts pro rata. In other words, under the pro rata adjustment, the guaranteed minimum death benefit amount and the maximum death benefit amount will both be reduced by the same percentage that the contract value was reduced because of the withdrawal. There is an additional annual charge for this option of 0.45% of the 5% GMDBR80 Plus amount or 0.70% for the 5% GMDBR85 Plus amount.

The only differences between the 5% GMDBR80 Plus and 5% GMDBR85 Plus are that the 5% GMDBR85 Plus accumulation period goes to 85 instead of 80, the cost is 0.75% instead of 0.50% and there is no maximum benefit for the 5% GMDBR85 Plus.

In those states where permitted and where the 5% GMDBR80 Plus or 5% GMDBR85 Plus are not available, we may offer the 6% GMDBR80 Plus or 6% GMDBR85 Plus at the time the contract is issued. You cannot purchase either of these riders once the annuitant is 76 years old. With this option, the death benefit is the greater of (a) the contract value as of the effective date of the death benefit adjustment or (b) the GMDB amount. The initial GMDB amount is total net purchase payments made when you purchase the contract and within the first three months after the contract is issued. The GMDB amount is adjusted for withdrawals from the contract as described below and is increased by (i) additional purchase payments and (ii) an increase for each valuation period, until the annuitant attains age 80 (or age 85 for GMDBR85 Plus), at an effective annual rate of 6% for values in variable portfolios (other than the Money Market Portfolio) or in one of the Asset Allocation Models. Values in the Money Market Portfolio or the Fixed Accumulation Account which are not in one of the Asset Allocation Models will accumulate at the lesser of 6% or the rate being credited to the Money Market Portfolio or the Fixed Accumulation Account on those days in which the values are so allocated. During the free look period, a different rate may apply in certain states. The total death benefit amount with 6% GMDBR80 Plus shall not exceed two times your total net purchase payments, adjusted for withdrawals. There is no maximum benefit amount for the 6% GMDBR85 Plus. Any withdrawals in a contract year equal to or less than 6% of the GMDB amount as of the beginning of that year will reduce the GMDB amount by the amount of such withdrawals.

Any withdrawals in a contract year in excess of 6% of the GMDB amount as of the beginning of that year will reduce the GMDB and maximum death benefit amounts pro rata. In other words, under the pro rata adjustment, the guaranteed minimum death benefit amount and the maximum death benefit amount will both be reduced by the same percentage that the contract value was reduced because of the withdrawal. There is an additional annual charge for this option of 0.25% of the 6% GMDBR80 Plus amount (which rate may be increased to no more than 0.30% on contracts issued in the future), or 0.45% for the 6% GMDBR85 Plus amount.

The only differences between the 6% GMDBR80 Plus and 6% GMDBR85 Plus are that the 6% GMDBR85 Plus accumulation period goes to 85 instead of 80, the cost is 0.45% instead of 0.25% and there is no maximum benefit for the 6% GMDBR85 Plus.

Annual Reset Death Benefit Rider.

In those states where permitted, we may offer the Annual Reset Death Benefit rider (“ARDBR (2009)”) at the time the contract is issued. This rider is available only when purchased in conjunction with the GMIB Plus with Annual Reset (2009) rider described later in this prospectus. You cannot purchase the ARDBR (2009) before the annuitant is 45 years old or once the annuitant is 76 years old. With this optional rider, the death benefit is the greater of (a) the contract value as of the effective date of the death benefit adjustment or (b) the GMDB amount.

The GMDB amount with the ARDBR (2009) is the greater of the (a) “earnings base” or (b) the “step-up base.” The initial earnings base is equal to total net purchase payments made when you purchase the contract and within the first three months after the contract is issued. The earnings base is adjusted for withdrawals and is increased by (i) additional purchase payments and (ii) an increase for each valuation period, until the first contract anniversary after the annuitant’s 85th birthday, at an annual effective rate equal to the earnings rate for values in variable portfolios or in one of the Asset Allocation Models. However, contract values allocated to the Fixed Accumulation Account will accumulate at the lesser of the earnings rate or the rate of return being earned in that account. The earnings rate for the ARDBR (2009) is 5%.

The earnings base is decreased by withdrawals. Beginning 30 days after the rider is issued, any withdrawals you take during a contract year less than or equal to the ARDBR withdrawal amount will reduce the earnings base by the amount of such withdrawals, in other words dollar for dollar. The ARDBR withdrawal amount is determined by multiplying the ARDBR withdrawal percentage by the earnings base as of the beginning of the contract year. The ARDBR withdrawal percentage for the ARDBR (2009) is 5%. For example, if the earnings base as of the beginning of the contract year is $100,000, withdrawals of $5,000 or less in that contract year will reduce the earnings base dollar for dollar. Beginning with the contract anniversary after the annuitant reaches age 85, withdrawals you make during a contract year equal to or less than ARDBR withdrawal amount will not reduce the earnings base.

Any withdrawals you take in the first 30 days after the rider is issued and any withdrawals in excess of the ARDBR withdrawal amount will reduce the earnings base pro rata. Under a pro rata reduction, the earnings base will be reduced by the same percentage the withdrawal in excess of the ARDBR withdrawal amount reduces your contract value. For example, assume you have already withdrawn your ARDBR withdrawal amount. If your contract value is $100,000, your earnings base is $110,000 and you withdraw another $1,000, your earnings base will be reduced to $108,900, i.e. $110,000 – ([$1,000/$100,000] x $110,000).

The earnings base shall not exceed 15 times your total net purchase payments, minus amounts for any withdrawals from your contract. Any withdrawals you take during a contract year less than or equal to the ARDBR withdrawal amount will reduce the maximum earnings base by the amount of such withdrawals, in other words dollar for dollar. Any withdrawals in excess of the ARDBR withdrawal amount will reduce the maximum earnings base pro rata.

At contract issue, the step-up base equals net purchase payments less pro rata withdrawals. On each contract anniversary, the step-up base will increase, until the anniversary following the annuitant’s 85th birthday, to the contract value if greater than the prior step-up base. The step-up base is increased by the amount of each subsequent net purchase payment at the time of payment. All withdrawals are taken from the step-up base on a pro rata basis. That means the step-up base will be reduced by the same percentage the withdrawal reduces your contract value.

On any contract anniversary, you may elect to reset the ARDBR (2009) by resetting the GMIB Plus with Annual Reset (2009) rider described later in this prospectus. On reset, the ARDBR (2009) earnings base and the GMIB Plus with Annual Reset (2009) rider guaranteed earnings income base will both be reset to the then-current contract value. Therefore, if you reset to a higher base, your death benefit under the ARDBR (2009) and income benefit under the GMIB Plus with Annual Reset (2009) rider will increase. If you reset, the ARDBR maximum earnings base will be reset to 15 times the then-current contract value. Please note that if you decline a charge increase with the GMIB Plus with Annual Reset (2009) rider by refusing a reset of the guaranteed earnings income base, you will not be able to reset the ARDBR (2009).

There is an additional annual charge for the ARDBR (2009) of 0.85% of your death benefit amount. We may increase the charge for this rider on any reset. The new charge will be no higher than the then current charge for new issues of the ARDBR (2009), which we guarantee will not exceed 1.40%. The ARDBR (2009) is available only when purchased in conjunction with the GMIB Plus with Annual Reset (2009).

Since you may only have the ARDBR (2009) if you have the GMIB Plus with Annual Reset (2009) rider, any termination of the GMIB Plus with Annual Reset (2009) rider will automatically terminate the ARDBR (2009) as well. If you have purchased the ARDBR (2009) and violate the investment restrictions of the GMIB Plus with Annual Reset (2009), both the GMIB Plus with Annual Reset (2009) rider and the ARDBR (2009) will be cancelled.

You may cancel the ARDBR (2009) as of any contract anniversary by providing Notice to us prior to or within 15 days of that anniversary. If you choose to terminate the rider by providing Notice to us prior to the contract anniversary, a full annual rider charge will be assessed without being prorated to the date of termination.

In those states where permitted and where the ARDBR (2009) is not available we may offer the ARDBR (2008) at the time the contract is issued. This rider is available only when purchased in conjunction with the GMIB Plus with Annual Reset (2008) rider described later in this prospectus. You cannot purchase the ARDBR (2008) once the annuitant is 79 years old. With this optional rider, the death benefit is the greater of (a) the contract value as of the effective date of the death benefit adjustment or (b) the GMDB amount.

The GMDB amount with the ARDBR (2008) is the greater of the (i) “earnings base” or (ii) the “step-up base”. The earnings base is equal to total net purchase payments made when you purchase the contract and within the first three months after the contract is issued adjusted by withdrawals plus an increase for each valuation period, until the first contract anniversary after the annuitant’s 85th birthday, at an annual effective rate of 6% for values in variable portfolios (other than the Money Market Portfolio) or in one of the Asset Allocation Models. However, contract values allocated in the Money Market Portfolio or the Fixed Accumulation Account which are not in one of the Asset Allocation Models will accumulate at the lesser of 6% or the rate of return being earned in those accounts.

The earnings base is decreased by withdrawals. Any withdrawals during a contract year less than or equal to 6% of the earnings base as of the beginning of the contract year will reduce the earnings base by the amount of such withdrawals, in other words dollar for dollar. Any withdrawals in excess of 6% of the earnings base at the beginning of the contract year will reduce the earnings base pro rata. Under a pro rata reduction, the earnings base will decrease by the same percentage reduction of the contract value that resulted from the withdrawal. Beginning with the contract anniversary after the annuitant reaches age 85, withdrawals you make during a contract year equal to or less than 6% of the earnings base will not reduce the earnings base.

At contract issue, the step-up base equals net purchase payments less pro rata withdrawals. On each contract anniversary, the step-up base will increase, until the anniversary following the annuitant’s 85th birthday, to the contract value if greater than the prior step-up base. The step-up base is increased by the amount of each subsequent net purchase payment at the time of payment. All withdrawals are taken from the step-up base on a pro rata basis.

On any contract anniversary, you may elect to reset the ARDBR (2008) by resetting the GMIB Plus with Annual Reset (2008) rider described later in this prospectus. On reset, the ARDBR (2008) earnings base and the GMIB Plus with Annual Reset (2008) rider guaranteed earnings income base will both equal the then-current contract value. Therefore, if you reset to a higher base, your death benefit under the ARDBR (2008) and income benefit under the GMIB Plus with Annual Reset (2008) rider will increase. Please note that if you decline a charge increase with the GMIB Plus with Annual Reset (2008) rider by refusing a reset of the guaranteed earnings income base, you will not be able to reset the ARDBR (2008).

There is an additional annual charge for the ARDBR (2008) of 0.80% of your death benefit amount (0.95% for issue ages 75 to 78). We may increase the charge for this rider on any reset once the surrender charge period for your contract ends. The new charge will be no higher than the then current charge for new issues of the ARDBR (2008), which we guarantee will not exceed 1.00% (1.15% for issue ages 75 to 78).

Since you may only have the ARDBR (2008) if you have the GMIB Plus with Annual Reset (2008) rider, any termination of the GMIB Plus with Annual Reset (2008) rider will automatically terminate the ARDBR (2008) as well. If you have purchased the ARDBR (2008), have chosen to abide by the investment restrictions with the GMIB Plus with Annual Reset (2008) rider and subsequently violate the investment restrictions, both the GMIB Plus with Annual Reset (2008) rider and the ARDBR (2008) will be cancelled.

In those states where the ARDBR (2008) or ARDBR (2009) are not available, we may offer an earlier version of the ARDBR. The ARDBR is identical to the ARDBR (2008) except as described below:

(1)	You cannot purchase the ARDBR once the annuitant is 75 years old.

(2)	The earnings base stops accumulating once the annuitant reaches age 85 or the 10th anniversary of the last reset date, if later. Beginning at that time, any withdrawals you make will reduce the earnings base pro-rata.

(3)	The annual charge for ARDBR is 0.60% of your death benefit amount.

(4)	You may only purchase ARDBR in conjunction with GMIB Plus with Annual Reset.

Guaranteed Enhancement Benefit Riders.

In those states where permitted, we may offer Guaranteed Enhancement Benefit (“GEB”) riders at the time the contract is issued. This benefit will never exceed $1,000,000. With the GEB option, the following amount will be added to any other amount payable upon the annuitant’s death:

•	25% of the lesser of (a) two times net purchase payments less pro rata withdrawals or (b) the total contract value on the date of death minus net purchase payments less pro rata withdrawals; or

•	40% of the lesser of (a) two and a half times net purchase payments less pro rata withdrawals, or (b) the total contract value on the date of death minus net purchase payments less pro rata withdrawals. This is the GEB “Plus.”

For the regular GEB option, there is an additional annual charge of 0.15% of the contract value (or 0.30% if the annuitant is age 71 to 75 when your contract is issued). If you choose the GEB “Plus,” the charge is 0.30% of the contract value (or 0.60% for issue ages 71 to 75). After the contract has been in effect for 6 months, any purchase payments made within 6 months before the date of death will not be included for calculating the amount of this benefit. You may choose GEB in addition to one of the other death benefit options. If you choose GEB, you cannot later discontinue it.

Summary.  For a summary of the optional death benefit riders, please see the following chart:

Who may want to
Optional Rider	Features	consider the Rider	Charge
Annual Stepped Up death benefit
•  Guarantees that the death benefit will be the greater of total purchase payments or the highest contract anniversary value.

•  Increases the death benefit to the contract value, adjusted for subsequent purchase payments and withdrawals.

•  Stops accumulating at contract anniversary after annuitant’s 85th birthday.

•  Cannot purchase once the annuitant is 76.
		Those who wish to protect their death benefit from market downturns by locking in gains on every contract anniversary.	0.25% (maximum and current)

6% GMDBR80 Plus
•  Provides 6% annual rate of return on the death benefit, up to two times the purchase payments.

•  Accumulates purchase payments at 6% (except values allocated to the Fixed Accumulation Account or Money Market Portfolio which are not in an Asset Allocation Model may accumulate at less than 6%).

•  Adjusted dollar-for-dollar on annual withdrawals up to 6% of the guaranteed minimum death benefit amount; pro-rata thereafter.

•  Stops accumulating at contract anniversary after annuitant’s 80th birthday.

•  Cannot purchase once the annuitant is 76.

•  Cannot purchase if 5% GMDBR80 Plus is available.
		Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	0.30% (maximum) 0.25% (current)

6% GMDBR85 Plus	• Identical to 6% GMDBR80 Plus except for the following: No maximum benefit Stops accumulating at contract anniversary after annuitant’s 85th birthday. Cannot purchase if 5% GMDBR85 Plus is available.	Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	0.45% (maximum and current)

Who may want to
Optional Rider	Features	consider the Rider	Charge
5% GMDBR80 Plus
•  Provides 5% annual rate of return on the death benefit, up to two times the purchase payments.
•  Accumulates purchase payments at 5% (except values allocated to the Fixed Accumulation Account or Money Market Portfolio which are not in an Asset Allocation Model may accumulate at less than 5%).
•  Adjusted dollar-for-dollar on annual withdrawals up to 5% of the guaranteed minimum death benefit amount; pro-rata therafter.
•  Stops accumulating at contract anniversary after annuitant’s 80th birthday.
•  Cannot purchase once the annuitant is 76.
		Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	0.45% (maximum and current)

5% GMDBR85 Plus	• Identical to 5% GMDBR80 Plus except for the following: No maximum benefit Stops accumulating at contract anniversary after annuitant’s 85th birthday.	Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	0.70% (maximum and current)

ARDBR (2009)
•  Provides a death benefit equal to the greater of highest contract anniversary value or purchase payments accumulated at 5% (except values allocated to the Fixed Accumulation Account which are not in an Asset Allocation Model may accumulate at less than 5%).
•  Adjusted dollar-for-dollar on annual withdrawals up to 5% of the guaranteed earnings death benefit amount, pro-rata thereafter.
•  Stops accumulating at contract anniversary after the annuitant’s 85th birthday.
•  Cannot purchase once the annuitant is 76.
•  Sold only in conjunction with GMIB Plus with Annual Reset (2009) rider.
		Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	1.40% (maximum) 0.85% (current)

Who may want to
Optional Rider	Features	consider the Rider	Charge
ARDBR (2008)
•  Provides a death benefit equal to the greater of highest contract anniversary value or purchase payments accumulated at 6% (except values allocated to the Fixed Accumulation Account or Money Market Portfolio which are not in an Asset Allocation Model may accumulate at less than 6%).
•  Adjusted dollar-for-dollar on annual withdrawals up to 6% of the guaranteed earnings death benefit amount, pro-rata thereafter.
•  Stops accumulating at contract anniversary after the annuitant’s 85th birthday.
•  Cannot purchase once the annuitant is 79.
•  Sold only in conjunction with GMIB Plus with Annual Reset (2008) rider.
•  Cannot purchase if ARDBR (2009) is available.
		Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	For issue ages through 74: 1.00% (maximum) 0.80% (current) For issue ages 75-78: 1.15% (maximum) 0.95% (current)

ARDBR
•  Identical to ARDBR (2008) except for the following:
     Stops accumulating at annuitant’s 85th birthday or the 10th anniversary of the last reset date, if later.
     Cannot purchase once the annuitant is 75.
     Sold only in conjunction with GMIB Plus with Annual Reset rider.
     Cannot purchase if ARDBR (2008) or ARDBR (2009) is available.
		Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	0.60% (maximum and current)

GEB Plus
•  Pays an additional death benefit of 40% of the lesser of (a) 2 1/2 times net purchase payments less pro rata withdrawals or (b) total contract value on the date of death minus net purchase payments less pro rata withdrawals.
•  Benefit will never exceed $1,000,000.
		Those who wish to maximize the amount left to their beneficiaries.	For issue ages through 70: 0.30% (maximum and current) For issues ages 71-75: 0.60% (maximum and current)

GEB
•  Pays an additional death benefit of 25% of the lesser of (a) two times net purchase payments less pro rata withdrawals or (b) total contract value on the date of death minus net purchase payments less pro rata withdrawals.
•  Benefit will never exceed $1,000,000.
		Those who wish to maximize the amount left to their beneficiaries.	For issue ages through 70: 0.15% (maximum and current) For issues ages 71-75: 0.30% (maximum and current)

Annuity Period
Annuity Payout Date

Annuity payments begin on the annuity payout date. You may select this date when the contract is issued. It must be at least 30 days after the contract date. You may change it from time to time so long as it is the first day of any month at least 30 days after the date of such change. The contract restricts the annuity payout date to not later than the first of the month following the annuitant’s 90th birthday. This restriction may be modified by applicable state law or we may agree to waive it.

The contracts include our guarantee that we will pay annuity payments for the lifetime of the annuitant (and any joint annuitant) in accordance with the contract’s annuity rates, no matter how long you live.

Once annuity payments begin, you may not surrender the contract for cash except that, upon the death of the annuitant, the beneficiary may surrender the contract for the commuted value of any remaining period-certain payments.

Annuity Options

You may elect one or more of the following annuity options. You may change the election anytime before the annuity payout date. The variable part of the contract value will be used to provide a variable annuity and the fixed portion of the contract will be used to provide a fixed annuity, unless you elect otherwise.

Option 1(a):	Life Annuity with installment payments for the lifetime of the annuitant. Under this annuity option, it is possible to receive only one annuity payment.

Option 1(b):	Life Annuity with installment payments guaranteed for five years and then continuing during the remaining lifetime of the annuitant.

Option 1(c):	Life Annuity with installment payments guaranteed for ten years and then continuing during the remaining lifetime of the annuitant.

Option 1(d):	Installment Refund Life Annuity with payments guaranteed for a period certain and then continuing during the remaining lifetime of the annuitant. The number of period-certain payments is equal to the amount applied under this option divided by the amount of the first payment.

Option 2(a):	Joint & Survivor Life Annuity with installment payments during the lifetime of the annuitant and then continuing during the lifetime of a contingent annuitant. Under this option, it is possible to receive only one annuity payment.

Option 2(b):	Joint & Survivor Life Annuity with installment payments guaranteed for ten years and then continuing during the remaining lifetime of the annuitant or a contingent annuitant.

We may agree to other settlement options.

Unless you direct otherwise, we will apply the contract value as of the annuity payout date to provide annuity payments pro-rata from each Fund in the same proportion as the contract values immediately before the annuity payout date.

If no election is in effect on the annuity payout date, we will apply contract value under Option 1(c) with the beneficiary as payee for any remaining period-certain installments payable after the death of the annuitant. The Pension Reform Act of 1974 might require certain contracts to provide a Joint and Survivor Annuity. If the contingent annuitant is not related to the annuitant, Options 2(a) and 2(b) are available only if we agree.

Determination of Amount of the First Variable Annuity Payment

To determine the first variable annuity payment we apply the contract value for each Fund in accordance with the contract’s settlement option tables. The rates in those tables depend upon the annuitant’s (and any contingent annuitant’s) age and sex and the option selected. The annuitant’s sex is not a factor in contracts issued to plans sponsored by employers subject to Title VII of the Civil Rights Act of 1964 or similar state statutes. We determine the value to be applied at the end of a valuation period (selected by us and uniformly applied) not more than 10 valuation periods before the annuity payout date.

If the amount that would be applied under an option is less than $5,000, we will pay the contract value to the annuitant in a single sum. If the first periodic payment under any option would be less than $100, we may change the frequency of payments so that the first payment is at least $100.

Annuity Units and Variable Payments

After your first annuity payment, later variable annuity payments will vary to reflect the investment performance of your Funds. The amount of each payment depends on the number of your annuity units. To determine the number of annuity units for each Fund, divide the dollar amount of the first annuity payment from each Fund by the value of that Fund’s annuity unit. This number of annuity units remains constant during the annuity payment period unless you transfer among Funds.

The annuity unit value for each Fund was set at $10 for the valuation period when the first variable annuity was calculated for these contracts. The annuity unit value for each later valuation period equals the annuity unit value for the immediately preceding valuation period multiplied by the net investment factor for such later valuation period and by a factor (0.999919 for a one-day valuation period) to neutralize the 3% assumed interest rate discussed below.

The dollar amount of each later variable annuity payment equals your constant number of annuity units for each Fund multiplied by the value of the annuity unit for the valuation period.

The annuity rate tables contained in the contracts are based on the 2000 Mortality Table Projected to 2010 under Scale G with compound interest at the effective rate of 3% per year. A higher interest assumption would mean a higher initial annuity payment but a more slowly rising series of subsequent annuity payments if annuity unit values were increasing (or a more rapidly falling series of subsequent annuity payments if annuity unit values were decreasing). A lower interest assumption would have the opposite effect. If the actual net investment rate were equal to the assumed interest rate, annuity payments would stay level.

Transfers During Annuity Payout

After annuity payments have been made for at least 12 months, the annuitant can, once each calendar quarter, change the Funds on which variable annuity payments are based. There is no transfer fee during annuity payout. Transfers may not be made between guaranteed and variable accounts during annuity payout. You may change the underlying Funds by contacting us in writing at our Home Office. Upon receipt of your request, we will change that portion of the periodic variable annuity payment as you direct to reflect the investment results of different Funds. If an annuity payment is already in process at the time we receive your request to change the Fund allocations, the change will not be reflected in your next annuity payment. It will be reflected in the payment received thereafter.

Optional Living Benefit Riders

Optional Guaranteed Minimum Income Benefit (“GMIB”) Riders

This section describes the optional Guaranteed Minimum Income Benefit (“GMIB”) riders that we may offer. Not all of the riders may be available in all states and not all riders may be currently available for issue. You may only have one of the GMIB riders on your contract. Except as described below, if you choose a GMIB rider, you cannot later discontinue it. The GMIB riders guarantee minimum lifetime fixed income in monthly annuity payments.

GMIB Plus with Annual Reset (2009).

You may add the GMIB Plus with Annual Reset (2009) rider to your contract at the time the contract is issued. We may, at our sole option, also offer this rider to existing contracts, in which case it may be added on a contract anniversary. You may not purchase the GMIB Plus with Annual Reset (2009) before the annuitant is age 45 or once the annuitant is age 79. If the GMIB Plus with Annual Reset (2009) is available, you may not purchase any other GMIB rider.

The GMIB Plus with Annual Reset (2009) rider guarantees minimum lifetime fixed income in monthly annuity payments. The amount of these payments is determined by applying the “guaranteed income base” to the annuity tables in the rider. The guaranteed income base is the greater of (a) your “guaranteed earnings income base,” or (b) your “step-up base.”

Guaranteed earnings income base.  The initial guaranteed earnings income base is equal to total net purchase payments made when you purchase the contract and within the first three months after the contract is issued. The guaranteed earnings income base is adjusted for withdrawals and is increased by (i) additional purchase payments and (ii) an increase for each valuation period, until the first contract anniversary after the annuitant’s 85th birthday, at an annual effective rate equal to the earnings rate for values in variable portfolios or in one of the Asset Allocation Models. However, contract values allocated to the Fixed Accumulation Account will accumulate at the lesser of the earnings rate or the rate of return being earned in that account. The earnings rate for the GMIB Plus with Annual Reset (2009) is 5%.

The guaranteed earnings income base is decreased by withdrawals. Beginning 30 days after the rider is issued, any withdrawals you take during a contract year less than or equal to the GMIB withdrawal amount will reduce the guaranteed earnings income base by the amount of such withdrawals, in other words dollar for dollar. The GMIB withdrawal amount is determined by multiplying the GMIB withdrawal percentage by the guaranteed earnings income base as of the beginning of the contract year. The GMIB withdrawal percentage for the GMIB Plus with Annual Reset (2009) is 5%. For example, if the guaranteed earnings income base as of the beginning of the contract year is $100,000, withdrawals of $5,000 or less in that contract year will reduce the guaranteed earnings income base dollar for dollar. Beginning with the contract anniversary after the annuitant reaches age 85, withdrawals you make during a contract year equal to or less than GMIB withdrawal amount will not reduce the guaranteed earnings income base.

Any withdrawals you take in the first 30 days after the rider is issued and any withdrawals in excess of the GMIB withdrawal amount will reduce the guaranteed earnings income base pro rata. Under a pro rata reduction, the guaranteed earnings income base will be reduced by the same percentage that the withdrawal in excess of the GMIB withdrawal amount reduces your contract value. For example, assume you have already withdrawn your GMIB withdrawal amount. If your contract value is $100,000, your guaranteed earnings income base is $110,000 and you withdraw $1,000 more than your GMIB withdrawal amount, your guaranteed earnings income base will be reduced to $108,900, i.e., $110,000 – ([$1,000/$100,000] x $110,000). A pro-rata reduction may materially reduce the income available under the GMIB rider in future years.

The guaranteed earnings income base shall not exceed 15 times the total net purchase payments made when you purchase the contract and within the first three months after the contract is issued minus amounts for any withdrawals from your contract. Any withdrawals you take during a contract year less than or equal to the GMIB withdrawal amount will reduce the maximum guaranteed earnings income base by the amount of such withdrawals, in other words dollar for dollar. Any withdrawals in excess of the GMIB withdrawal amount will reduce the maximum guaranteed earnings income base pro rata.

Step-up base.  At contract issue, the step-up base equals net purchase payments. On each contract anniversary, the step-up base will increase, until the anniversary following the annuitant’s 85th birthday, to the contract value if greater than the prior step-up base. The step-up base is increased by the amount of each subsequent net purchase payment at the time of payment. All withdrawals are taken from the step-up base on a pro rata basis. That means the step-up base will be reduced by the same percentage the withdrawal reduces your contract value.

You may not anuitize your contract under the rider until the GMIB Plus with Annual Reset (2009) rider has been in effect for at least 10 years. We may refer to this time period as the “10 year annuitization waiting period.” If you choose to receive annuity payments as provided in the contract or under a single premium annuity we offer instead of receiving GMIB payments, your GMIB rider will then be of no further value to you. You may elect to receive GMIB payments within 30 days after the rider’s 10th anniversary (or 10th anniversary of the date the rider was last reset, if applicable) or within 30 days after any later anniversary before the annuitant is age 91.

If the amount of annuity payments under the contract or under a single premium immediate annuity we offer at the time you elect to annuitize would be greater than the amount of payments under the GMIB Plus with Annual Reset (2009) rider, we will pay the larger amounts.

The guaranteed income base is used solely for the purpose of calculating GMIB payments. It does not provide a contract value or guarantee performance of any investment option. The level of lifetime income guaranteed by a GMIB rider may be less than the income that our current annuity factors would provide because (a) GMIB payments may assume a lower interest rate and (b) GMIB payments may be based on an assumption that you will live longer than the mortality assumed in our then-offered immediate annuities.

With the GMIB Plus with Annual Reset (2009) rider, there is a “no lapse” provision allowing annuitization if your contract value is reduced to zero before the initial 10 year annuitization waiting period ends. With this provision, if prior to the time you are eligible to annuitize using your guaranteed income base, your contract value becomes zero, you can, at your option, annuitize your contract using your then-guaranteed income base at the annuitization rates provided under the rider for your then-age. However, if during the 10 year rider period you withdraw more than amounts eligible for dollar-for-dollar treatment to the guaranteed earnings base, you will forfeit this protection. That is to say, if during any one contract year you withdraw more than the GMIB withdrawal amount, the “no lapse” protection is not available from the point of that “excess” withdrawal forward. We may allow you to reinstate the “no lapse” protection if the GMIB rider is reset and your contract value at time of reset is greater than the guaranteed income base.

If you purchase the GMIB Plus with Annual Reset (2009) rider, you must abide by investment restrictions. You must allocate any variable account portion of your purchase payments and contract value to (a) one of Asset Allocation Models 2, 3 or 4 or (b) in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” You may allocate all or any portion of your purchase payments and contract value to the Fixed Accumulation Account, if available. The GMIB Plus with Annual Reset (2009) rider will be cancelled if you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders.” If the rider is so terminated, a prorated annual rider charge will be assessed.

You may withdraw the GMIB withdrawal amount under the rider without a surrender charge even if that amount exceeds 10% of your contract value. We reserve the right to charge a withdrawal fee of up to the lesser of 2% of the amount withdrawn or $15 per withdrawal for withdrawals in excess of 14 in a contract year. We are not currently charging this fee. If charged, this fee would be assessed against your contract value and will not affect the amount you receive under this rider. In addition, the withdrawal fee will not be considered a withdrawal under the rider.

Subject to certain limitations, the GMIB Plus with Annual Reset (2009) rider provides you the option of resetting the guaranteed earnings income base to the then-current contract value each and every contract anniversary prior to the annuitant’s 81st birthday. If the contract value at the time of reset is higher than the guaranteed earnings income base and you reset, you may make larger withdrawals on a dollar for dollar basis from the new guaranteed earnings income base. At every eligible reset anniversary, you can reset the guaranteed earnings income base by notifying us within 30 days after the contract anniversary date in writing or other method we agree to. If you reset, the maximum guaranteed earnings income base will be reset to 15 times the then-current contract value.

If you elect to reset the guaranteed earnings income base, a new 10 year annuitization waiting period will begin. That is, you will not be eligible to annuitize using the guaranteed income base for the ten year period following the reset. You may choose to receive annuity payments as provided in your contract during the ten year period or under a single premium, immediate annuity we may generally make available at the time, but your GMIB rider will then be of no further value to you.

When the optional death benefit ARDBR (2009) has also been purchased, resetting the GMIB Plus with Annual Reset (2009) also resets the ARDBR (2009) earnings base. Resetting the GMIB Plus with Annual Reset (2009) is the only way in which the ARDBR (2009) can be reset.

There is an additional annual charge for the GMIB Plus with Annual Reset (2009) rider of 0.95% of your guaranteed income base. We may increase the charge for this rider on any reset. The new charge will be no higher than the then current charge for new issues of the GMIB Plus with Annual Reset (2009) rider, which we guarantee will not exceed 1.50%.

If you have notified us that you elect to reset and we notify you of a charge increase effective upon reset, you may decline to accept an increase in the charge for the rider by revoking your request to reset. If you wish to decline an increase in charge by revoking the reset, you must notify us in writing, or in any other manner acceptable to us, within 30 days after the contract anniversary the guaranteed earnings income base is reset. If you elect to reset the guaranteed earnings income base in the future, however, your rate will be increased upon reset to the then-current charge for the GMIB Plus with Annual Reset (2009) rider.

Please note that if you have purchased the ARDBR (2009) and you decline a charge increase with the GMIB Plus with Annual Reset (2009) rider by refusing a reset of the guaranteed earnings income base, you will not be able to reset the ARDBR (2009).

The charge for the GMIB Plus with Annual Reset (2009) rider ends when you begin to receive annuity or GMIB payments, or the rider has expired at the first contract anniversary after the annuitant’s 90th birthday. The annual charge for the rider will continue even if the underlying Funds’ investment performance surpasses the GMIB guarantees.

Since you may only purchase the ARDBR (2009) if you purchase the GMIB Plus with Annual Reset (2009) rider, any termination of the GMIB Plus with Annual Reset (2009) rider will automatically terminate the ARDBR (2009) as well. If you have purchased the ARDBR (2009) and subsequently violate the investment restrictions of the GMIB Plus with Annual Reset (2009), both the GMIB Plus with Annual Reset (2009) rider and the ARDBR (2009) will be cancelled.

Tax qualified retirement plans and Individual Retirement Annuities have minimum distribution requirements. Your required minimum distribution per year may exceed your GMIB withdrawal amount which would result in a pro rata reduction in the guaranteed earnings income base. See “Federal Tax Status” and “Appendix A — IRA Disclosure Statement.” You could be subject to tax penalties if you do not begin taking withdrawals until after your required minimum distribution beginning date. Please consult your tax advisor to determine if the GMIB Plus with Annual Rest (2009) rider is appropriate for you.

Other versions.

This section describes the other optional GMIB riders that we may offer if the GMIB Plus with Annual Reset (2009) is not available. Not all of the riders may be available in all states and not all riders may be currently available for issue. You may only have one of the GMIB riders on your contract. You may add a GMIB rider to your contract at the time the contract is issued. We may, at our sole option, also offer the GMIB riders to existing contracts, in which case they may be added on a contract anniversary. You may purchase the GMIB Plus with Five Year Reset (2008) rider until the annuitant is age 81. You may purchase the GMIB Plus with Annual Reset (2008) rider until the annuitant is age 79. The GMIB riders guarantee minimum lifetime fixed income in monthly annuity payments.

The amount of these payments for the GMIB riders is determined by applying the “guaranteed income base” to the annuity tables in the GMIB rider. The guaranteed income base is the greater of (a) your “guaranteed earnings income base,” which is your total purchase payments, from the time the GMIB rider is issued until the earlier of the time GMIB payments begin or the contract anniversary after the annuitant’s 85th birthday, accumulated at an annual rate of 6% or (b) your “step-up base,” which is your highest total contract value as of any contract anniversary before the annuitant attains age 86.

Subject to certain limitations, the GMIB riders provide you the option of resetting the guaranteed earnings income base to the then-current contract value. The GMIB Plus with Five Year Reset (2008) rider allows you to reset the every 5th contract anniversary prior to the annuitant’s 81st birthday. The GMIB Plus with Annual Reset (2008) rider allows you to reset each and every contract anniversary prior to the annuitant’s 81st birthday.

If the amount of annuity payments under the contract or under a single premium immediate annuity we offer at the time you elect to annuitize would be greater than the amount of payments under the GMIB rider, we will pay the larger amounts.

The charge for the GMIB rider ends when you begin to receive annuity or GMIB payments, or the rider has expired at the first contract anniversary after the annuitant’s 90th birthday. If you choose a GMIB rider, you cannot later discontinue it. The annual charge for the GMIB rider will continue even if the underlying Funds’ investment performance surpasses the GMIB guarantees.

You may not begin to receive GMIB payments until the GMIB rider has been in effect for at least 10 years. We may refer to this time period as the “10 year annuitization waiting period.” If you choose to receive annuity payments as provided in the contract or under a single premium annuity we offer instead of receiving GMIB payments, your GMIB rider will then be of no further value to you. You may elect to receive GMIB payments within 30 days after the rider’s 10th anniversary (or 10th anniversary of the date the rider was last reset, if applicable) or within 30 days after any later anniversary before the annuitant is age 91.

The guaranteed income base is used solely for the purpose of calculating GMIB payments. It does not provide a contract value or guarantee performance of any investment option. The level of lifetime income guaranteed by a GMIB rider may be less than the income that our current annuity factors would provide because (a) GMIB payments may assume a lower interest rate and (b) GMIB payments may be based on an assumption that you will live longer than the mortality assumed in our currently-offered annuities.

With the GMIB riders, there is a “no lapse” provision allowing annuitization if your contract value is reduced to zero before the initial 10 year annuitization waiting period ends. With this provision, if prior to the time you are eligible to annuitize using your guaranteed income base, your contract value becomes zero, you can, at your option, annuitize your contract using your then-guaranteed income base at the annuitization rates provided under the GMIB rider for your then-age. However, if during the 10 year rider period you withdraw more than amounts eligible for dollar-for-dollar treatment to the guaranteed earnings base, you will forfeit this protection. That is to say, if during any one contract year you withdraw more than 6% of the guaranteed earnings income base the “no lapse” protection is not available from the point of that “excess” withdrawal forward. We may allow you to reinstate the “no lapse” protection if the GMIB rider is reset and your contract value at time of reset is greater than the guaranteed income base.

There is a guaranteed minimum annuitization level equal to 6% of the guaranteed earnings income base if you take no withdrawals before the contract anniversary prior to the annuitant’s 60th birthday and your contract value is reduced to zero on or after the contract anniversary prior to the annuitant’s 60th birthday. This guaranteed minimum annuitization level only applies if (i) you do not withdraw in any one contract year more than 6% of the guaranteed earnings income base and (ii) you select annuity option 1, life annuity with period certain, paid in monthly installments, under the rider. The effect of this guaranteed annuitization level is to allow you to continue to receive payments equal to what you were receiving prior to annuitization if you were withdrawing 6% of the guaranteed earnings income base at that time.

Optional Investment Restrictions.  At the time a GMIB rider is issued you may choose to accept optional investment restrictions. After issue, you may choose to accept investment restrictions at any time by notifying us in writing, or in any other manner acceptable to us. On the first contract anniversary the guaranteed income base is set equal to the step-up base after you select investment restrictions, your charge for the rider will be changed to the then current charge for the GMIB rider with investment restrictions.

If you choose to abide by the investment restrictions, you must allocate any variable account portion of your purchase payments and contract value to (a) an Asset Allocation Model or (b) in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” You may allocate all or any portion of your purchase payments and contract value to the Fixed Accumulation Account, if available. Once you have accepted investment restrictions with a GMIB rider, you may not revoke that selection. The GMIB riders will be cancelled if you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders.” If the rider is so terminated, a prorated annual rider charge will be assessed.

Charge.  The annual charge for the GMIB Plus with Five Year Reset (2008) rider with investment restrictions is 0.75% of the guaranteed income base. The annual charge for the GMIB Plus with Annual Reset (2008) rider with investment restrictions is 0.85% of the guaranteed income base. We may increase the charge for these riders on any contract anniversary the guaranteed earnings income base is reset once the surrender charge period for your contract ends. The new charge will be no higher than the then current charge for new issues of the GMIB riders with investment restrictions, which we guarantee will not exceed 1.40% for the GMIB Plus with Five Year Reset (2008) and 1.50% for the GMIB Plus with Annual Reset (2008). You may decline to accept an increase in the charge for the GMIB riders with investment restrictions by refusing the reset. If you elect to reset the guaranteed earnings income base in the future, however, your rate will be increased upon reset to the then-current charge for the GMIB Plus with Five Year Reset (2008) with investment restrictions or GMIB Plus with Annual Reset (2008), as applicable. If you wish to decline an increase in charge by refusing the reset, you must notify us in writing, or in any other manner acceptable to us, within 30 days after the contract anniversary the guaranteed earnings income base is reset.

The annual charge for the GMIB Plus with Five Year Reset (2008) rider without investment restrictions is 0.90% of the guaranteed income base. The annual charge for the GMIB Plus with Annual Reset (2008) rider without investment restrictions is 1.00% of the guaranteed income base. We may increase the charge for these riders on any contract anniversary the guaranteed earnings income base is reset once the surrender charge period for your contract ends. The new charge will be no higher than the then current charge for new issues of the GMIB riders without investment restrictions, which we guarantee will not exceed 1.55% for the GMIB Plus with Five Year Reset (2008) and 1.65% for the GMIB Plus with Annual Reset (2008). You may decline to accept a charge increase if you choose to accept the investment restrictions. If you choose to abide by the investment restrictions, on the first subsequent contract anniversary your charge for the rider will be changed to the then current charge for the GMIB Plus with Five Year Reset (2008) rider with investment restrictions or GMIB Plus with Annual Reset (2008) rider with investment restrictions, as applicable. You may also decline to accept an increase in the charge for the GMIB Plus riders without choosing to comply with the investment restrictions by refusing the reset to the guaranteed earnings income base. If you elect to reset the guaranteed earnings income base in the future, however, your rate will be increased upon reset to the then-current charge for the GMIB Plus with Five Year Reset (2008) without investment restrictions or GMIB Plus with Annual Reset (2008) without investment restrictions, as applicable. If you wish to decline an increase in charge by refusing the reset or by making an irrevocable commitment to investment restrictions, you must notify us in writing, or in any other manner acceptable to us, within 30 days after the contract anniversary the guaranteed earnings income base is reset.

Please note that if you have purchased the ARDBR (2008) and you decline a charge increase with the GMIB Plus with Annual Reset (2008) rider by refusing a reset of the guaranteed earnings income base, you will not be able to reset the ARDBR.

Withdrawals.  The effect of GMIB riders is to allow you to withdraw an amount equal to the amount by which your guaranteed earnings income base has grown without reducing the guaranteed earnings income base below its amount as of the beginning of the current contract year. The GMIB riders allow those contract owners to access cash values for income immediately, provided no more than 6% of the guaranteed earnings income base is withdrawn yearly, while leaving the guaranteed earnings income base at or above the level it began the contract year at. You could for instance take withdrawals of 6% of the contract year’s beginning guaranteed earnings income base year after year and the guaranteed earnings income base would then remain at its original level if you make no other purchase payments or withdrawals. In contrast, withdrawals in excess of 6% will reduce the guaranteed earnings income base pro rata which could materially reduce the income available under any of the GMIB riders in future years. In any event, the step-up base is adjusted pro rata for any withdrawals. Beginning on the contract anniversary after the annuitant reaches age 85, the guaranteed earnings income base will no longer be eligible for any annual accumulation, but withdrawals you make during a contract year equal to or less than 6% of the guaranteed earnings income base will not reduce the guaranteed earnings income base.

You may withdraw 6% of the guaranteed earnings income base under the rider without a surrender charge even if that amount exceeds 10% of your contract value. We reserve the right to charge a withdrawal fee of up to the lesser of 2% of the amount withdrawn or $15 per withdrawal for withdrawals in excess of 14 in a contract year. We are not currently charging this fee. If charged, this fee would be assessed against your contract value and will not affect the amount you withdraw under this rider.

Resets.  The GMIB Plus with Five Year Reset (2008) rider allows you to reset every 5th contract anniversary prior to the annuitant’s 81st birthday. Therefore, if you purchase the GMIB Plus with Five Year Reset (2008) rider on or after the annuitant’s 76th birthday, you will not be eligible for any resets. The GMIB Plus with Annual Reset (2008) rider allows you to reset each and every contract anniversary prior to the annuitant’s 81st birthday.

If the contract value at the time of reset is higher than the guaranteed earnings income base, you may make larger withdrawals on a dollar for dollar basis from the new guaranteed earnings income base. At every eligible reset anniversary, you can reset the guaranteed earnings income base by notifying us within 30 days after the contract anniversary date in writing or other method we agree to. If you elect to reset the guaranteed earnings income base, a new 10 year annuitization waiting period will begin. That is, you will not be eligible to annuitize using the guaranteed income base for the ten year period following the reset. You may choose to receive annuity payments as provided in your contract during the ten year period or under a single premium, immediate annuity we may generally make available at the time, but your GMIB rider will then be of no further value to you.

Because you may not reset after the annuitant reaches certain ages, you should consider whether the reset features of these riders are of benefit to you if the annuitant is near the maximum issue ages for the riders.

When the optional death benefit ARDBR (2008) has also been purchased, resetting the GMIB Plus with Annual Reset (2008) also resets the ARDBR (2008) earnings base. Resetting the GMIB Plus with Annual Reset (2008) is the only way in which the ARDBR (2008) can be reset. Please note that if you have purchased the ARDBR (2008) and you decline a charge increase with the GMIB Plus with Annual Reset (2008) rider by refusing a reset of the guaranteed earnings income base, you will not be able to reset the ARDBR (2008) earnings base.

Since you may only purchase the ARDBR (2008) if you purchase the GMIB Plus with Annual Reset (2008) rider, any termination of the GMIB Plus with Annual Reset (2008) rider will automatically terminate the ARDBR (2008) as well. If you have purchased the ARDBR (2008), have chosen to abide by the investment restrictions with the GMIB Plus with Annual Reset (2008) rider and subsequently violate the investment restrictions, both the GMIB Plus with Annual Reset (2008) rider and the ARDBR (2008) will be cancelled.

Required minimum distributions.  Tax qualified retirement plans and Individual Retirement Annuities have minimum distribution requirements. Participants may be required to begin receiving payments from a tax qualified contract before the rider’s 10th anniversary. See “Federal Tax Status” and “Appendix A — IRA Disclosure Statement.” You could be subject to tax penalties if you do not begin taking withdrawals until after your required minimum distribution beginning date. Please consult your tax advisor to determine if the GMIB riders are appropriate for you.

In those states where the GMIB Plus with Five Year Reset (2008) or the GMIB Plus with Annual Reset (2009) are not available, we may offer an earlier version of the GMIB Plus with Five Year Reset rider. The GMIB Plus with Five Year Reset is identical to the GMIB Plus with Five Year Reset (2008) except as described below:

(1)	You cannot purchase the GMIB Plus with Five Year Reset once the annuitant is 80 years old.

(2)	The guaranteed earnings income base stops accumulating at the annuitant’s 85th birthday. For issue ages 76 and higher, the guaranteed earnings income base accumulates at a rate of 4% (as opposed to 6%). Withdrawals made after the annuitant’s 85th birthday reduce the guaranteed earnings income base pro-rata. The step-up base is your highest total contract value as of any contract anniversary before the annuitant attains age 85.

(3)	The GMIB Plus with Five Year Reset rider allows you to reset every 5th contract anniversary prior to the annuitant’s 75th birthday.

(4)	There are no investment restrictions.

(5)	There is no guaranteed minimum annuitization level equal to 6% of the guaranteed earnings income base if you take no withdrawals before the contract anniversary prior to the annuitant’s 60th birthday and your contract value is reduced to zero on or after the contract anniversary prior to the annuitant’s 60th birthday.

(6)	The annual charge for GMIB Plus with Five Year Reset is 0.55% of your guaranteed income base.

In those states where the GMIB Plus with Annual Reset (2009) and GMIB Plus with Annual Reset (2008) are not available, we may offer an earlier version of the GMIB Plus with Annual Reset rider. The GMIB Plus with Annual Reset is identical to the GMIB Plus with Five Year Reset except as described below:

(1)	You cannot purchase the GMIB Plus with Annual Reset once the annuitant is 75 years old.

(2)	You may reset the guaranteed earnings income base to the then-current contract value on each contract anniversary up to the later of the annuitant’s 75th birthday or the fifth rider anniversary.

(3)	The annual charge for GMIB Plus with Annual Reset is 0.70% of your guaranteed income base.

Optional Guaranteed Principal Protection (“GPP”)

In those states where permitted, we may offer the GPP rider when you apply for the contract. We may, at our sole option, also offer the GPP rider to existing contracts in which case it may be added on a contract anniversary, if the annuitant is then under age 80.

If you continue the GPP rider until the end of its 10-year term, and do not make any withdrawals, we guarantee that your eligible contract value will not be less than it was at the beginning of the 10-year term. On the last day of the 10-year term, we will add an amount to your total contract value to increase it to the “guaranteed contract value” if the eligible contract value at the end of the 10-year term is less than the guaranteed contract value. The guaranteed contract value is the contract value:

(a)	as of the first day of the rider’s term, or

(b)	the amount in (a) plus the total of any purchase payments made in the first 6 months if the rider was included in the contract when you purchased the contract, and/or

(c)	reduced pro rata for any withdrawals you made.

Contract values attributable to purchase payments made after the rider is added (or after the first 6 months if the rider is included when the contract was issued) are not included in the guaranteed contract value and do not count as part of your eligible contract value at the end of the term for purposes of determining the benefit amount.

If you choose GPP, you must allocate all variable contract values to one of the Asset Allocation Models (see Optional Asset Allocation Models) during the entire 10-year term of the rider. You may change asset allocation models at any time. You may also have a portion of your contract values in a fixed accumulation account or a dollar-cost averaging account that we may offer while this rider is in force. If you stop using a model, we will cancel the GPP rider. You may cancel the GPP rider as of any contract anniversary by notifying us before that anniversary. Cancellation of the GPP rider does not affect any other contract features. You may continue using an Asset Allocation Model after the GPP rider ends.

The charge for the GPP rider is made on each contract anniversary at the rate of 0.55% of the average of your guaranteed principal amount at the beginning and the end of each contract year. This charge will discontinue if the GPP rider is cancelled. However, if the GPP is canceled because you stop using a model, a full annual rider charge will be assessed without being prorated to the date of cancellation.

At the end of the 10-year term, you may reset the rider for another 10-year term if the annuitant is then under age 80. The guaranteed contract value under the new GPP 10-year term will be your total contract value as of the end of the 10-year term then ended, including any amount we then add pursuant to the earlier GPP 10-year term, subject to adjustment for any withdrawals. You may also reset the GPP rider’s guaranteed contract value at the current contract value on any contract anniversary after the rider has been in effect for at least 5 years (if the annuitant is then under age 80). This starts a new 10-year rider term.

If the annuitant dies during the 10-year term, and his or her spouse continues the contract, the GPP rider may also be continued.

Summary of Optional Living Benefit Riders

For a summary of the optional living benefit riders, please see the following chart:

Who may want to
Optional Rider	Features	consider the Rider	Charge
GMIB Plus with Annual Reset (2009)
•  Guarantees a minimum lifetime fixed income upon annuitization regardless of market performance.

•  Dollar-for-dollar withdrawals up to 5% of the annual accumulated earnings on the guaranteed earnings income base.

•  May exercise the benefit after ten years or the 10th anniversary of last reset.

•  No lapse feature provides an opportunity to exercise the benefit should your contract value fall to zero during the initial ten-year annuitization waiting period.

•  May reset the guaranteed earnings income base to equal the contract value, if higher, on each contract anniversary prior to the annuitant’s 81st birthday.

•  Cannot purchase before the annuitant is 45 or once the annuitant is 79.

•  Investment restrictions.
		Those who want to protect their retirement income but still desire market exposure.	1.50% (maximum) 0.95% (current)

GMIB Plus with Five Year Reset (2008) and optional investment restrictions
•  Guarantees a minimum lifetime fixed income upon annuitization regardless of market performance.

•  Dollar-for-dollar withdrawals immediately up to 6% of the annual accumulated earnings on the guaranteed earnings income base.

•  May exercise the benefit after ten years or the 10th anniversary of last reset.

•  No lapse feature provides an opportunity to exercise the benefit should your contract value fall to zero during the initial ten-year annuitization waiting period.

•  May reset the guaranteed earnings income base to equal the contract value, if higher, on each 5th contract anniversary prior to the annuitant’s 81st birthday.

•  Cannot purchase once the annuitant is 81.

•  Cannot purchase if the GMIB Plus with Annual Reset (2009) is available.

•  Optional investment restrictions.
		Those who want to protect their retirement income but still desire market exposure.	Without investment restrictions: 1.55% (maximum) 0.90% (current) With investment restrictions: 1.40% (maximum) 0.75% (current)

GMIB Plus with Annual Reset (2008) and optional investment restrictions
•  Identical to GMIB Plus with Five Year Reset with optional investment restrictions except for the following:

     May reset the guaranteed earnings income base to equal the contract value, if higher, on each contract anniversary prior to the annuitant’s 81st birthday.

     Cannot purchase once the annuitant is 79.
		Those who want to protect their retirement income but still desire market exposure.	Without investment restrictions: 1.65% (maximum) 1.00% (current) With investment restrictions: 1.50% (maximum) 0.85% (current)

Who may want to
Optional Rider	Features	consider the Rider	Charge
Guaranteed Principal Protection (“GPP”) rider
•  Guarantees return of principal without annuitization on the 10th rider anniversary if you take no withdrawals.
•  If, at the end of the rider’s ten-year term, the eligible contract value is less than the guaranteed contract value, the difference will be added to the contract.
•  The guaranteed contract value is adjusted pro-rata for any withdrawals.
•  Cannot purchase once the annuitant is 80.
		Those who are afraid of market risk and want to invest without fear of losing their original principal.	0.55% (maximum and current)

GMIB Plus with Five Year Reset
•  Guarantees a minimum lifetime fixed income upon annuitization regardless of market performance.
•  Dollar-for-dollar withdrawals immediately up to 6% of the annual accumulated earnings on the guaranteed earnings income base.
•  May exercise the benefit after ten years or the 10th anniversary of last reset.
•  No lapse feature provides an opportunity to exercise the benefit should your contract value fall to zero during the initial ten-year annuitization waiting period.
•  May reset the guaranteed earnings income base to equal the contract value, if higher, on each 5th contract anniversary prior to the annuitant’s 75th birthday.
•  Cannot purchase once the annuitant is 80.
•  Cannot purchase if GMIB Plus with Five Year Reset (2008) or the GMIB Plus with Annual Reset (2009) is available.
		Those who want to protect their retirement income but still desire market exposure.	0.55% (maximum and current)

GMIB Plus with Annual Reset
•  Identical to GMIB Plus with Five Year Reset with optional investment restrictions except for the following:
     May reset the guaranteed earnings income base to equal the contract value, if higher, on each contract anniversary prior to the annuitant’s 75th birthday or the 5th rider anniversary.
     Cannot purchase once the annuitant is 75.
     Cannot purchase if the GMIB Plus with Annual Reset (2009) or GMIB Plus with Annual Reset (2008) is available.
		Those who want to protect their retirement income but still desire market exposure.	0.70% (maximum and current)

Other Contract Provisions

Assignment

Amounts payable in settlement of a contract may not be commuted, anticipated, assigned or otherwise encumbered, or pledged as loan collateral to anyone other than us. We may require that any assignee or owner have an insurable interest in the life of the annuitant. To the extent permitted by law, such amounts are not subject to any legal process to pay any claims against an annuitant before annuity payments begin. The owner of a tax-qualified contract may not, but the owner of a non-tax-qualified contract may, collaterally assign the contract before the annuity payout date. Ownership of a tax-qualified contract may not be transferred except to:

•	the annuitant,

•	a trustee or successor trustee of a pension or profit-sharing trust which is qualified under Section 401 of the Code,

•	the employer of the annuitant provided that the contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Code for the benefit of the annuitant, or

•	as otherwise permitted by laws and regulations governing plans for which the contract may be issued.

Reports and Confirmations

Before the annuity payout date, we will send you quarterly statements showing the number of units credited to the contract by Fund and the value of each unit as of the end of the last quarter. In addition, as long as the contract remains in effect, we will forward any periodic Fund reports.

We will send you a written confirmation of your purchase payments, transfers and withdrawals. For regularly recurring transactions, such as dollar cost averaging and payroll deduction programs, we may confirm the transactions in a quarterly report. Review your statements and confirmations to verify their accuracy. You must report any error or inaccuracy to us within 30 days. Otherwise, we are not responsible for losses due to the error or inaccuracy.

Substitution for Fund Shares

If investment in a Fund is no longer possible or we believe it is inappropriate to the purposes of the contract, we may substitute one or more other funds. Substitution may be made as to both existing investments and the investment of future purchase payments. However, no substitution will be made until we receive any necessary approval of the Securities and Exchange Commission. We may also add other Funds as eligible investments of VAA.

Contract Owner Inquiries

Direct any questions to Ohio National Life, Variable Annuity Administration, P.O. Box 2669, Cincinnati, Ohio 45201; telephone 1-888-925-6446 (8:30 a.m. to 4:30 p.m., Eastern time).

Performance Data

We may advertise performance data for the various Funds showing the percentage change in unit values based on the performance of the applicable Fund over a period of time (usually a calendar year). We determine the percentage change by dividing the increase (or decrease) in value for the unit by the unit value at the beginning of the period. This percent reflects the deduction of any asset-based contract charge but does not reflect the deduction of any applicable contract administration charge or surrender charge. The deduction of a contract administration charge or surrender charge would reduce any percentage increase or make greater any percentage decrease.

Advertising may also include average annual total return figures calculated as shown in the Statement of Additional Information. The average annual total return figures reflect the deduction of applicable contract administration charges and surrender charges as well as applicable asset-based charges.

We may also distribute sales literature comparing separate account performance to the Consumer Price Index or to such established market indexes as the Dow Jones Industrial Average, the Standard & Poor’s 500 Stock Index, IBC’s

Money Fund Reports, Lehman Brothers Bond Indices, the Morgan Stanley Europe Australia Far East Index, Morgan Stanley World Index, Russell 2000 Index, or other variable annuity separate accounts or mutual funds with investment objectives similar to those of the Funds.

Federal Tax Status

The following discussion of federal income tax treatment of amounts received under a variable annuity contract does not cover all situations or issues. It is not intended as tax advice. Consult a qualified tax adviser to apply the law to your circumstances. Tax laws can change, even for contracts that have already been issued. Tax law revisions, with unfavorable consequences, could have retroactive effect on previously issued contracts or on later voluntary transactions in previously issued contracts.

We are taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the “Code”). Since the operations of VAA are a part of, and are taxed with, our operations, VAA is not separately taxed as a “regulated investment company” under Subchapter M of the Code.

The contracts are considered annuity contracts under Section 72 of the Code, which generally provides for taxation of annuities. Under existing provisions of the Code, any increase in the contract value is not taxable to you as the owner or annuitant until you receive it, either in the form of annuity payments, as contemplated by the contract, or in some other form of distribution. The owner of a non-tax qualified contract must be a natural person for this purpose. With certain exceptions, where the owner of a non-tax qualified contract is a non-natural person (corporation, partnership or trust) any increase in the accumulation value of the contract attributable to purchase payments made after February 28, 1986 will be treated as ordinary income received or accrued by the contract owner during the current tax year.

The income and gains within an annuity contract are generally tax deferred. Within a tax-qualified plan, the plan itself provides tax deferral. Therefore, the tax-deferred treatment otherwise available to an annuity contract is not a factor to consider when purchasing an annuity within a tax-qualified plan or arrangement.

As to tax-qualified contracts, the law does not now provide for payment of federal income tax on dividend income or capital gains distributions from Fund shares held in VAA or upon capital gains realized by VAA on redemption of Fund shares. When a non-tax-qualified contract is issued in connection with a deferred compensation plan or arrangement, all rights, discretions and powers relative to the contract are vested in the employer and you must look only to your employer for the payment of deferred compensation benefits. Generally, in that case, an annuitant will have no “investment in the contract” and amounts received by you from your employer under a deferred compensation arrangement will be taxable in full as ordinary income in the years you receive the payments.

When annuity payments begin, each payment is taxable under Section 72 of the Code as ordinary income in the year of receipt if you have neither paid any portion of the purchase payments nor previously been taxed on any portion of the purchase payments. If any portion of the purchase payments has been paid from or included in your taxable income, this aggregate amount will be considered your “investment in the contract.” You will be entitled to exclude from your taxable income a portion of each annuity payment equal to your “investment in the contract” divided by the period of expected annuity payments, determined by your life expectancy and the form of annuity benefit. Once you recover your “investment in the contract,” all further annuity payments will be included in your taxable income.

A withdrawal of contract values is taxable as ordinary income in the year received to the extent that the accumulated value of the contract immediately before the payment exceeds the “investment in the contract.” If you elect to withdraw any portion of your accumulation value in lieu of receiving annuity payments, that a withdrawal is treated as a distribution of earnings first and only second as a recovery of your “investment in the contract.” Any part of the value of the contract that you assign or pledge to secure a loan will be taxed as if it had been a withdrawal and may be subject to a penalty tax.

There is a penalty tax equal to 10% of any amount that must be included in gross income for tax purposes. The penalty will not apply to a redemption that is:

•	received on or after the taxpayer reaches age 59 1/2;

•	made to a beneficiary on or after the death of the annuitant;

•	attributable to the taxpayer’s becoming disabled;

•	made as a series of substantially equal periodic payments for the life of the annuitant (or joint lives of the annuitant and beneficiary);

•	from a contract that is a qualified funding asset for purposes of a structured settlement;

•	made under an annuity contract that is purchased with a single premium and with an annuity payout date not later than a year from the purchase of the annuity;

•	incident to divorce, or

•	taken from an IRA for a qualified first-time home purchase (up to $10,000) or qualified education expenses.

Any taxable amount you withdraw from an annuity contract is automatically subject to 10% withholding unless you elect not to have withholding apply. If you elect not to have withholding apply to an early withdrawal or if an insufficient amount is withheld, you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are not sufficient. If you fail to provide your taxpayer identification number, any payments under the contract will automatically be subject to withholding. The Code requires 20% withholding for contracts owned by tax-qualified plans.

Tax-Deferred Annuities

Under the provisions of Section 403(b) of the Code, employees may exclude from their gross income purchase payments made for annuity contracts purchased for them by public educational institutions and certain tax-exempt organizations which are described in Section 501(c)(3) of the Code. You may make this exclusion to the extent that the aggregate purchase payments plus any other amounts contributed to purchase the contract and toward benefits under qualified retirement plans do not exceed certain limits in the Code. Employee contributions are, however, subject to social security (FICA) tax withholding. All amounts you receive under a contract, either in the form of annuity payments or cash withdrawal, will be taxed under Section 72 of the Code as ordinary income for the year received, except for exclusion of any amounts representing “investment in the contract.” Under certain circumstances, amounts you receive may be used to make a “tax-free rollover” into one of the types of individual retirement arrangements permitted under the Code. Amounts you receive that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless you directly roll over such amounts from the tax-deferred annuity to the individual retirement arrangement.

With respect to earnings accrued and purchase payments made after December 31, 1988, for a contract set up under Section 403(b) of the Code, distributions may be paid only when the employee:

•	attains age 59 1/2,

•	separates from the employer’s service,

•	dies,

•	becomes disabled as defined in the Code, or

•	incurs a financial hardship as defined in the Code.

In the case of hardship, cash distributions may not exceed the amount of your purchase payments. These restrictions do not affect your right to transfer investments among the Funds and do not limit the availability of transfers between tax-deferred annuities.

Qualified Pension or Profit-Sharing Plans

Under present law, purchase payments made by an employer or trustee, for a plan or trust qualified under Section 401(a) or 403 of the Code, are generally excludable from the employee’s gross income. Any purchase payments made by the employee, or which are considered taxable income to the employee in the year such payments are made, constitute an “investment in the contract” under Section 72 of the Code for the employee’s annuity benefits. Salary reduction payments to a profit sharing plan qualifying under Section 401(k) of the Code are generally excludable from the employee’s gross income up to certain limits in the Code, and therefore are not considered “investment in the contract.”

The Code requires plans to prohibit any distribution to a plan participant prior to age 59 1/2, except in the event of death, total disability, financial hardship or separation from service (special rules apply for plan terminations). Distributions generally must begin no later than April 1 of the calendar year following the year in which the participant reaches age 70 1/2. Premature distribution of benefits or contributions in excess of those permitted by the Code may result in certain penalties under the Code. (Special tax treatment, including capital gain treatment and 5-year forward averaging, may be available to those born before 1936.) If you receive such a distribution you may be able to make a “tax-free rollover” of the distribution less your “investment in the contract” into another qualified plan in which you are a participant or into one of the types of individual retirement arrangements permitted under the Code. Your surviving spouse receiving such a distribution may be able to make a tax-free rollover to one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement.

Withholding on Annuity Payments

Federal income tax withholding is required on annuity payments. However, recipients of annuity payments are allowed to elect not to have the tax withheld. This election may be revoked at any time and withholding would begin after that. If you do not give us your taxpayer identification number any payments under the contract will automatically be subject to withholding.

Individual Retirement Annuities (IRAs)

See IRA Disclosure Statement (Appendix A), following.

Appendix A

IRA Disclosure Statement

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEPP-IRA) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service.

Free Look Period

The annuity contract offered by this prospectus gives you the opportunity to revoke the contract within 10 days after you receive it (or a longer period as may be required by your state law) and get a refund of contract value as of the date of cancellation. In some states, we are required to return the greater of the original purchase price or the current contract value if you exercise your free look. Any purchase payments in these states to be allocated to variable Funds may first be allocated to the Money Market Portfolio until the end of the free look period. If you are a California resident 60 years old or older and at the time you apply for your contract you elect to receive a return of your purchase payments if you exercise your free look, any purchase payments to be allocated to variable Funds will first be allocated to the Money Market Portfolio until the end of the free look period. We deem you to receive the contract and the free look period to begin five days after we mail your contract to you. This is a more liberal provision than is required in connection with IRAs. To exercise this “free-look” provision write or call our administrative office at the address shown below:

The Ohio National Life Insurance Company
Variable Annuity Administration
P. O. Box 2669
Cincinnati, Ohio 45201
Telephone: 1-800-366-6654 — 8:30 a.m. – 4:30 p.m. (Eastern time zone)

Eligibility Requirements

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

Contributions and Deductions

Contributions to a traditional IRA will be deductible if you are not an “active participant” in an employer maintained qualified retirement plan or if you have Adjusted Gross Income which does not exceed the “applicable dollar limit”. For a single taxpayer, the applicable dollar limitation is $55,000 in 2009, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $55,000 and $65,000. For married couples filing jointly, the applicable dollar limitation is $89,000 in 2009, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $89,000-$109,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $65,000 for individuals and $109,000 for married couples filing jointly. IRA contributions must be made by no later than the time you file your income tax return for that year. Special limits apply for the non-active participant spouse where a joint return is filed with an active participant.

The IRA maximum annual contribution and the associated tax deduction is limited to the lesser of: (1) $5,000 in 2009 or (2) 100% of your earned compensation. Those age 50 or older may make an additional IRA contribution of $1000 per year in 2009. Contributions in excess of the limits may be subject to penalty. See below.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $5,000 or (2) 100% of taxable alimony.

Contributions made by your employer to your SEPP-IRA are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEPP-IRA will be entitled to elect to have their employer make contributions to their SEPP-IRA on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee’s behalf to the SEPP, those funds are not treated as current taxable income to the employee. Salary-reduction SEPP-IRAs (also called “SARSEPs”) are available only if at least 50% of the employees elect to have amounts contributed to the SEPP-IRA and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPPs may no longer be established. Elective deferrals under a salary-reduction SEPP-IRA are subject to an inflation-adjusted limit which is $16,500 for 2009.

Under a SEPP-IRA agreement, the maximum annual contribution which your employer may make on your behalf to a SEPP-IRA contract which is excludable from your income is the lesser of 100% of your salary or $49,000. An employee who is a participant in a SEPP-IRA agreement may make after-tax contributions to the SEPP-IRA contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above. The Internal Revenue Service reviewed the format of your SEPP-IRA and issued an opinion letter to us stating that it qualifies as a prototype SEPP-IRA.

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEPP-IRA, the excess amount will be considered an “excess contribution”. You may withdraw an excess contribution from your IRA (or SEPP-IRA) before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions for penalties imposed on withdrawal when the contribution exceeds $5,000).

An individual retirement annuity must be an annuity contract. In our opinion, the optional additional death benefits available under the contract are part of the annuity contract. There is a risk, however, that the Internal Revenue Service would take the position that one or more of the optional additional death benefits are not part of the annuity contract. In such a case, the charges for the optional additional death benefits would be considered distributions from the IRA and would be subject to tax, including penalty taxes. The charges for the optional additional death benefits would not be deductible. It is possible that the IRS could determine that optional death proceeds in excess of the greater of the contract value or net purchase payments are taxable to your beneficiary. Should the IRS so rule, we may have to tax report such excess death benefits as taxable income to your beneficiary. If the IRS were to take such a position, we would take all reasonable steps to avoid this result, including the right to amend the contract, with appropriate notice to you.

The contracts are not eligible for use in Puerto Rico IRAs.

IRA for Non-working Spouse

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your “non-working” spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $10,000 may be made to the two IRAs if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRA’s; (ii) $10,000; or (iii) 100% of your combined gross income.

Contributions in excess of the contribution limits may be subject to penalty. See above under “Contributions and Deductions”. If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

Rollover Contribution

Once every year, you may move any portion of the value of your IRA (or SEPP-IRA) to another IRA. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a “rollover” IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You are not allowed a tax-deduction for the amount of any rollover contribution.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. You may later roll over such a contribution to another qualified retirement plan. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

Premature Distributions

At no time can an interest in your IRA (or SEPP-IRA) be forfeited. The federal tax law does not permit you to use your IRA (or SEPP-IRA) as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA (or SEPP-IRA) to anyone. Use of an IRA (or SEPP-IRA) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA (or SEPP-IRA) without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may withdraw part of the value of your IRA (or SEPP-IRA). If a withdrawal does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled or the withdrawal meets the requirements of another exception contained in the Code, unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

Distribution at Retirement

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEPP-IRA) regardless of when you actually retire. You may elect to receive the distribution in either one sum or under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the periodic payment options or in one sum will be treated as ordinary income as you receive them unless nondeductible contributions were made to the IRA. In that case, only earnings will be income.

Inadequate Distributions — 50% Tax

Your IRA or SEPP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

Death Benefits

If you, (or your surviving spouse) die before starting required minimum distributions or receiving the entire value of your IRA (or SEPP-IRA), the remaining interest must be distributed to your beneficiary (or your surviving spouse’s beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse’s death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun at the time of your death, the entire amount must be distributed over a period of time not exceeding your beneficiary’s life expectancy. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

Roth IRAs

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $176,000 for married individuals filing jointly and less than $120,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the same as the contribution limits for traditional IRAs (the limit is phased out for incomes between $166,000 and $176,000 for married and between $105,000 and $120,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible. Catch up contributions are available for persons age 50 or older.

For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer’s gross income. Provided a rollover contribution meets the requirements for IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

Under some circumstances, it may not be advisable to roll over, transfer or convert all or part of a non-Roth IRA to a Roth IRA. Persons considering a rollover, transfer or conversion should consult their own tax advisor.

“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner’s death subject to certain exceptions.

Savings Incentive Match Plan for Employees (SIMPLE)

An employer may sponsor a plan allowing for employee salary deferral contributions with an additional employer contribution. SIMPLE plans may operate as a 401(k) or an IRA. Limits for employee contributions to a SIMPLE are $11,500 in 2009. Employees age 50 and older may contribute an additional $2,500 in 2008. Distributions from a SIMPLE are subject to restrictions similar to distributions from a traditional IRA. Additional terms of your SIMPLE are in a summary plan description distributed by your employer.

Reporting to the IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

Illustration of IRA Fixed Accumulations

	$1000	$1,000
	Annual	One Time
Year	Contribution	Contribution

1	$1,020.00	$1,020.00
2	$2,060.40	$1,040.40
3	$3,121.61	$1,061.21
4	$4,204.04	$1,082.43
5	$5,308.12	$1,104.08
6	$6,434.28	$1,126.16
7	$7,582.97	$1,148.68
8	$8,754.63	$1,171.65
9	$9,949.72	$1,195.08
10	$11,168.71	$1,218.98
11	$12,412.09	$1,243.36
12	$13,680.33	$1,268.23
13	$14,973.94	$1,293.59
14	$16,293.42	$1,319.46
15	$17,639.28	$1,345.85
16	$19,012.07	$1,372.77
17	$20,412.31	$1,400.23
18	$21,840.56	$1,428.23
19	$23,297.37	$1,456.79
20	$24,783.32	$1,485.93
21	$26,298.98	$1,515.65
22	$27,844.96	$1,545.96
23	$29,421.86	$1,576.88
24	$31,030.30	$1,608.42
25	$32,670.91	$1,640.59
26	$34,344.32	$1,673.40
27	$36,051.21	$1,706.87
28	$37,792.23	$1,741.01
29	$39,568.08	$1,775.83
30	$41,379.44	$1,811.35
31	$43,227.03	$1,847.58
32	$45,111.57	$1,884.53
33	$47,033.80	$1,922.22
34	$48,994.48	$1,960.66
35	$50,994.37	$1,999.87
36	$53,034.25	$2,039.87
37	$55,114.94	$2,080.67
38	$57,237.24	$2,122.28
39	$59,401.98	$2,164.73
40	$61,610.02	$2,208.02
41	$63,862.22	$2,252.18
42	$66,159.47	$2,297.22
43	$68,502.66	$2,343.16
44	$70,892.71	$2,390.02
45	$73,330.56	$2,437.82
46	$75,817.18	$2,486.58
47	$78,353.52	$2,536.31
48	$80,940.59	$2,587.04
49	$83,579.40	$2,638.78
50	$86,270.99	$2,691.56
51	$89,016.41	$2,745.39
52	$91,816.74	$2,800.30
53	$94,673.07	$2,856.31
54	$97,586.53	$2,913.44
55	$100,558.26	$2,971.71
56	$103,589.43	$3,031.14
57	$106,681.22	$3,091.76
58	$109,834.84	$3,153.60
59	$113,051.54	$3,216.67
60	$116,332.57	$3,281.00
61	$119,679.22	$3,346.62
62	$123,092.81	$3,413.55
63	$126,574.66	$3,481.82
64	$130,126.16	$3,551.46
65	$133,748.68	$3,622.49
66	$137,443.65	$3,694.94
67	$141,212.53	$3,768.84
68	$145,056.78	$3,844.22
69	$148,977.91	$3,921.10
70	$152,977.47	$3,999.52

Neither the values, nor any earnings on the values in this variable annuity policy are guaranteed. To the extent that amounts are invested in the Fixed Accumulation Account of the insurer, the principal is guaranteed as well as interest at the guaranteed rate contained in the policy. For purposes of this projection, an annual earnings rate of 2% has been assumed. Withdrawals from the policy will incur a surrender charge for 3 years after amounts are deposited into the policy as follows: Year 1- 7%, Year 2- 7%, Year 3- 7%. See “Surrender Charge” in this prospectus for further information regarding application of the surrender charge.

Statement of Additional Information Contents

Independent Registered Public Accounting Firm
Underwriter
Total Return
Financial Statements

1940 Act File Number 811-1978
1933 Act File Number 333-156432

Ohio National Variable Account A
of
The Ohio National Life Insurance Company
One Financial Way
Montgomery, Ohio 45242
Telephone (800) 366-6654
Statement of Additional Information
[DATE]
This Statement of Additional Information is not a prospectus. Read it along with the prospectus for Ohio National Variable Account A (“VAA”) flexible purchase payment individual variable annuity contracts dated [DATE]. To get a free copy of the prospectus for VAA, write or call us at the above address.
Table of Contents

Independent Registered Public Accounting Firm	2
Underwriter	2
Total Return	3
Financial Statements	4

ONcore Ultra II

Independent Registered Public Accounting Firm
The financial statements of The Ohio National Variable Account A and the consolidated financial statement and schedules of The Ohio National Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 191 West Nationwide Boulevard, Columbus, Ohio 43215.
Underwriter
We offer the contracts continuously. The principal underwriter of the contracts is Ohio National Equities, Inc. (“ONEQ”), a wholly-owned subsidiary of ours. The aggregate amount of commissions paid to ONEQ for contracts issued by VAA, and the amounts retained by ONEQ, for each of the last three years have been:

	Aggregate	Retained
Year	Commissions	Commissions
2008	$104,098,342	$19,487,825
2007	$117,751,720	$22,706,307
2006	$80,123,822	$13,243,555

2

Total Return
The average annual compounded rate of return for a contract for each subaccount over a given period is found by equating the initial amount invested to the ending redeemable value using the following formula:

P(1 + T)(exponent n) = ERV

where:	P = a hypothetical initial payment of $1,000,
T = the average annual total return,
n = the number of years, and
ERV = the ending redeemable value of a hypothetical $1,000
beginning-of-period payment at the end of the period (or fractional portion thereof).
Average annual total return data will be given for one-, three-, five- and ten-year periods (if applicable) and may be given for other periods as well. We will up-date standardized total return data based upon Fund performance in the subaccounts within 30 days after each calendar quarter.
In addition, we may present non-standardized total return data, using the above formula but based upon Fund performance before the date we first offered this series of contracts. This will be presented as if the same charges and deductions applying to these contracts had been in effect from the inception of each Fund. Contract administration charge to an annual percentage charge of 0.00%. There is no annual contract administration charge for contracts over $50,000. The effect of that charge on contracts with total value less than $50,000 would be to reduce the total returns. The returns assume surrender of the contract and deduction of the applicable surrender charge at the ends of the periods. However, the returns do not reflect any additional charges for optional additional benefit riders. If those charges were to apply, the returns would be decreased accordingly.

3

Ohio National Variable Account A
Form N-4
Part C
Other Information

Item 24. Financial Statements and Exhibits
(a) The following financial statements of the Registrant are included in Part B of this Registration Statement.
[to be filed by amendment]
The following consolidated financial statements of the Depositor and its subsidiaries are also included in Part B of this Registration Statement.
[to be filed by amendment]
(b) Exhibits:

(1)	Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant was filed as Exhibit A(1) of the Registrant’s registration statement on Form S-6 on August 3, 1982 (File no. 2-78652) and is incorporated by reference herein.

(2)		N/A

(3	)(a)	Principal Underwriting Agreement for Variable Annuities between the Depositor and Ohio National Equities, Inc. was filed as Exhibit (3)(a) of the Registrant’s Form N-4 on December 30, 1997 (File no. 333-43515) and is incorporated by reference herein.

(3	)(b)	Registered Representative’s Sales Contract with Variable Annuity Supplement was filed as Exhibit (3)(b) of the Registrant’s Form N-4, Post-effective Amendment no. 9 on February 27, 1991 (File no. 2-91213) and is incorporated by reference herein.

(3	)(c)	Variable Annuity Sales Commission Schedule was filed as Exhibit A(3)(c) of the Registrant’s registration statement on Form S-6 on May 18, 1984 (File no. 2-91213) and is incorporated by reference herein.

(3	)(d)	Selling Agreement and commission schedule between Ohio National Equities, Inc. and other broker-dealers for the distribution of “ONcore” Variable Annuities was filed as Exhibit (3)(d) of the Registrant’s Form N-4, Pre-effective Amendment No. 2 on April 16, 1998 and is incorporated by reference herein.

(4	)(a)	Form of Deferred Variable Annuity Contract, Form 09-VA-1, is filed herewith as Exhibit 99(4)(a).

(4	)(b)	Guaranteed Minimum Income Benefit (Annual Reset Option), Form 08-GMI-1 was filed as Exhibit 99(4)(c) of the Registrant’s registration statement on Form N-4, Post-Effective Amendment No. 21 on December 5, 2008 (File No. 333-52006) and is incorporated by reference herein.

(4	)(c)	Guaranteed Minimum Income Benefit (Annual Reset Option), Form 08-GMI-2 was filed as Exhibit 99(4)(d) of the Registrant’s registration statement on Form N-4, Post-Effective Amendment No. 21 on December 5, 2008 (File No. 333-52006) and is incorporated by reference herein.

(4	)(d)	Annual Reset Death Benefit, Form 08-ARD-1 was filed as Exhibit 99(4)(e) of the Registrant’s registration statement on Form N-4, Post-Effective Amendment No. 21 on December 5, 2008 (File No. 333-52006) and is incorporated by reference herein.

(4	)(e)	Guaranteed Minimum Income Benefit, Form 09-GMI-1, is filed herewith as Exhibit 99(4)(e).

(4	)(f)	Annual Reset Death Benefit, Form 09-ARD-1, is filed herewith as Exhibit 99(4)(f).

(4	)(g)	Guaranteed Minimum Death Benefit, Form 09-GMD-1, is filed herewith as Exhibit 99(4)(g).

(4	)(h)	Guaranteed Minimum Death Benefit, Form 09-GMD-2, is filed herewith as Exhibit 99(4)(h).

(4	)(i)	Annual Step-Up Death Benefit Rider, Form 05-AMD-1, is filed herewith as Exhibit 99(4)(i).

(4	)(j)	Guaranteed Principal Protection, Form 03-GPP-1, is filed herewith as Exhibit 99(4)(j).

(5	)(a)	Tax-Qualified Variable Annuity Application, Form V-4890-A, was filed as Exhibit (5)(a) of the Registrant’s registration statement on Form N-4, Post-effective Amendment no. 18 on April 25, 1996 (File No. 2-91213) and is incorporated by reference herein.

(6	)(a)	Articles of Incorporation of the Depositor were filed as Exhibit A(6)(a) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060) and is incorporated by reference herein.

(6	)(b)	Code of Regulations (by-laws) of the Depositor were filed as Exhibit A(6)(b) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060) and is incorporated by reference herein.

(7)		N/A

(8	)(a)	Fund Participation Agreement between the Depositor and Janus Aspen Series was filed as Exhibit (3)(e) of the Registrant’s Form N-4, Pre-effective Amendment no. 1 on April 10, 1998 (File no. 333-43515) and is incorporated by reference herein.

(8	)(b)	Participation Agreement between the Depositor and Strong Variable Insurance Funds, Inc. was filed as Exhibit (3)(f) of the Registrant’s Form N-4, Pre-effective Amendment no. 1 on April 10, 1998 (File no. 333-43515) and is incorporated by reference herein.

(8	)(c)	Fund Participation Agreement between the Depositor and Prudential Funds were filed as Exhibit (3)(g) of the Registrant’s Post Effective Amendment No. 51 (File No. 333-43515) on April 26, 2006 and is incorporated by reference herein.

(8	)(d)	Fund Participation Agreement between the Depositor and Neuberger Berman Advisers Management Trust were filed as Exhibit (3)(h) of the Registrant’s Post Effective Amendment No. 51 (File No. 333-43515) on April 26, 2006 and is incorporated by reference herein.

(8	)(e)	Amendment to Fund Participation Agreement between the Depositor and The Universal Institutional Funds were filed as Exhibit (3)(i) of the Registrant’s Post Effective Amendment No. 51 (File No. 333-43515) on April 26, 2006 and is incorporated by reference herein.

(8	)(f)	Participation Agreement between The Ohio National Life Insurance Company, Ohio National Equities, Inc., Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. was filed as Exhibit 99(h)(4) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation’s registration statement on Form N-6 on April 26, 2006 (File No. 333-109900) and is incorporated by reference herein.

(8	)(g)	Amendment to Participation Agreement between The Ohio National Life Insurance Company, Ohio National Equities, Inc., Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. was filed as Exhibit 99(h)(5) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation’s registration statement on Form N-6 on April 26, 2006 (File No. 333-109900) and is incorporated by reference herein.

(8	)(h)	First Amendment to the Participation Agreement by and between Salomon Brothers Variable Series Funds Inc, The Ohio National Life Insurance Company and Ohio National Life Assurance Corporation was filed as Exhibit 99(h)(6) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation’s registration statement on Form N-6 on April 26, 2006 (File No. 333-109900) and is incorporated by reference herein.

(9)		Opinion and consent of Counsel is filed herewith as Exhibit 99(9)

(10)		[to be filed by amendment]

(24)		Powers of Attorney are filed herewith as Exhibit 24

Item 25. Directors and Officers of the Depositor

Name and Principal	Positions and Offices
Business Address	with Depositor
Larry Adams*	Senior Vice President & Chief Agency Officer

Trudy K. Backus*	Vice President, Administrative Projects

Thomas A. Barefield*	Executive Vice President, Chief Marketing Officer-Institutional Sales

Lee E. Bartels*	Vice President, Underwriting

Howard C. Becker*	Senior Vice President, and Chief Administrative Officer

G. Timothy Biggs*	Vice President, Mortgages and Real Estate

Jeffery A. Bley, Jr.*	Vice President, ONESCO Compliance

Richard J. Bodner*	Vice President, Insurance Services

Robert A. Bowen*	Senior Vice President, Information Systems

Jack E. Brown	Director
50 E. Rivercenter Blvd.
Covington, Kentucky 41011

William R. Burleigh	Director
One West Fourth Street
Suite 1100
Cincinnati, Ohio 45202

Victoria B. Buyniski Gluckman	Director
2343 Auburn Avenue
Cincinnati, Ohio 45219

Philip C. Byrde*	Vice President, Fixed Income Securities

Joseph A. Campanella	Director
6179 Paderboune Drive
Hudson, Ohio 44236

Timothy C. Cardinal*	Vice President and Actuary, Financial Reporting

Christopher A. Carlson*	Senior Vice President, Chief Investment Officer

Thomas G. Cody	Director
7 West Seventh Street
Cincinnati, Ohio 45202

Robert W. Conway*	Vice President, PGA Marketing, Eastern Division

Cletus Davis*	Senior Tax Officer

Ronald J. Dolan*	Director and Vice Chairman and Chief Risk Officer

Anthony G. Esposito*	Senior Vice President, Human Resources and Administration

Joseph M. Fischer*	Assistant Secretary

Rosemary Gatto*	Vice President, Claims

Robert K. Gongwer*	Second Vice President, Taxes

Dianne S. Hagenbuch*	Senior Vice President, Corporate Relations & Communications

Michael F. Haverkamp*	Senior Vice President and General Counsel

John W. Hayden
7000 Midland Boulevard
Batavia, Ohio 45103	Director

Ronald G. Heibert*	Senior Vice President, Life Product Management, Life Illustration Actuary

Gary T. Huffman*	Vice Chairman, Distribution

Jed R. Martin*	Vice President, Private Placements

3

Name and Principal	Positions and Offices
Business Address	with Depositor
Larry L. Mast*	Senior Vice President, Career Marketing

Therese S. McDonough*	Second Vice President, Counsel and Corporate Secretary

William J. McFadden*	Vice President, PGA Marketing, Western Division

Stephen R. Murphy*	Vice President, Annuity Product Management

David B. O’Maley*	Director, Chairman, President and Chief Executive Officer

Jeffrey K. Oehler*	Vice President, Information Systems

James F. Orr	Director
201 East Fourth Street
Cincinnati, Ohio 45202

John J. Palmer*	Director and Vice Chairman

George B. Pearson, Jr.*	Senior Vice President, PGA Marketing

John R. Phillips	Director
200 E. Randolph Drive
43rd Floor
Chicago, IL 60601

William C. Price*	Vice President and Assistant General Counsel

Arthur J. Roberts*	Senior Vice President, Chief Financial Officer

Joseph R. Sander*	Vice President, Treasurer

William G. Schlechter, M.D.*	Vice President and Medical Director

J. Michael Schlotman*	Director
The Kroger Company
1014 Vine, Street Cincinnati, Ohio 45202

James C. Smith*	Senior Vice President, Internal Audit & Compliance

Edith F. Thompson*	Vice President, Individual Annuity Operations

Barbara A. Turner*	Senior Vice President, ONESCO

Paul J. Twilling*	Vice President, Information Systems

*	The principal business address for these individuals is One Financial Way, Montgomery, Ohio 45242.

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Item 26. Persons Controlled by or Under Common Control With the Depositor or registrant
The Registrant is a separate account of the Depositor. The Depositor is a wholly-owned subsidiary of Ohio National Financial Services, Inc., an Ohio intermediate holding company which is owned by Ohio National Mutual Holdings, Inc., an Ohio mutual holding company owned by the life insurance and annuity policyholders of the Depositor.
Ohio National Financial Services, Inc. owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
The Ohio National Life Insurance Company	Ohio	100%

OnFlight, Inc. (aviation)	Ohio	100%

ON Global Holdings, Inc. (holding company, foreign insurance)	Delaware	100%

Fiduciary Capital Management, Inc. (investment adviser)	Connecticut	51%

Suffolk Capital Management LLC (investment adviser)	Delaware	81%

Sycamore Re, Ltd. (captive reinsurance company)	Bermuda	100%

The Ohio National Life Insurance Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Ohio National Life Assurance Corporation	Ohio	100%

Ohio National Equities, Inc. (securities broker dealer)	Ohio	100%

Ohio National Investments, Inc. (investment adviser)	Ohio	100%

The O.N. Equity Sales Company (securities broker dealer)	Ohio	100%

Ohio National Fund, Inc. (registered investment company)	Maryland	(more than) 90%

Dow Target Variable Fund LLC (registered investment company)	Ohio	100%

National Security Life and Annuity Company (insurance holding company)	New York	80.5%

Montgomery Re, Inc. (captive reinsurance company)	Vermont	100%

The O.N. Equity Sales Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

O.N. Investment Management Company (investment adviser)	Ohio	100%

Ohio National Insurance Agency of Alabama, Inc.	Alabama	100%

Ohio National Insurance Agency, Inc.	Ohio	100%

ON Global Holdings, Inc. owns 100% of the voting securities of Ohio National Sudamerica S.A., an insurance holding company organized under the laws of Chile.
Ohio National Sudamerica S.A. owns 100% of the voting securities of Ohio National Seguros de Vida S.A., a life insurance company organized under the laws of Chile.

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Separate financial statements are filed with the Commission for Ohio National Life Assurance Corporation under registrant Ohio National Variable Account R and National Security Life and Annuity Company under registrants National Security Variable Account L and National Security Variable Account N. All subsidiaries of the Depositor are included in the consolidated financial statements of the Depositor, The Ohio National Life Insurance Company.
Item 27. Number of Contract Owners
Since this series of the Registrant’s contracts are not yet sold, there are no owners.
Item 28. Indemnification
The sixth article of the Depositor’s Articles of Incorporation, as amended, provides as follows:
Each former, present and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators), or any such person (and his heirs, executors or administrators) who serves at the Corporation’s request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys’ fees, judgments, fine and amounts paid in settlement actually and reasonably incurred by him in connection with the defense of any contemplated, pending or threatened action, suit or proceeding, civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he is or may be made a party by reason of being or having been such Director, Officer, or Employee of the Corporation or having served at the Corporation’s request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) that, in any matter the subject of criminal action, suit or proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith in any manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right to indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be set forth in the Code of Regulations or in such other manner as permitted by law. Each former, present, and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators) who serves at the Corporation’s request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of any contemplated, pending or threatened action, suit or proceeding, by or in the right of the Corporation to procure a judgment in its favor, to which he is or may be a party by reason of being or having been such Director, Officer or Employee of the Corporation or having served at the Corporation’s request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such person was not, and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association, and (b) that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

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Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right of indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be as set forth in the Code of Regulations or in such other manner as permitted by law.
In addition, Article XII of the Depositor’s Code of Regulations states as follows:
If any director, officer or employee of the Corporation may be entitled to indemnification by reason of Article Sixth of the Amended Articles of Corporation, indemnification shall be made upon either (a) a determination in writing of the majority of disinterested directors present, at a meeting of the Board at which all disinterested directors present constitute a quorum, that the director, officer or employee in question was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation or of such other business organization or association in which he served at the Corporation’s request, and that, in any matter which is the subject of a criminal action, suit or proceeding, he had no reasonable cause to believe that his conduct was unlawful and in an action by or in the right of the Corporation to procure a judgment in its favor that such person was not and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association; or (b) if the number of all disinterested directors would not be sufficient at any time to constitute a quorum, or if the number of disinterested directors present at two consecutive meetings of the Board has not been sufficient to constitute a quorum, a determination to the same effect as set forth in the foregoing clause (a) shall be made in a written opinion by independent legal counsel other than an attorney, or a firm having association with it an attorney, who has been retained by or who has performed services for this Corporation, or any person to be indemnified within the past five years, or by the majority vote of the policyholders, or by the Court of Common Pleas or the court in which such action, suit or proceeding was brought. Prior to making any such determination, the Board of Directors shall first have received the written opinion of General Counsel that a number of directors sufficient to constitute a quorum, as named therein, are disinterested directors. Any director who is a party to or threatened with the action, suit or proceeding in question, or any related action, suit or proceeding, or has had or has an interest therein adverse to that of the Corporation, or who for any other reason has been or would be affected thereby, shall not be deemed a disinterested director and shall not be qualified to vote on the question of indemnification. Anything in this Article to the contrary notwithstanding, if a judicial or administrative body determines as part of the settlement of any action, suit or proceeding that the Corporation should indemnify a director, officer or employee for the amount of the settlement, the Corporation shall so indemnify such person in accordance with such determination. Expenses incurred with respect to any action, suit or proceeding which may qualify for indemnification may be advanced by the Corporation prior to final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined hereunder that he is not entitled to indemnification or to the extent that the amount so advanced exceeds the indemnification to which he is ultimately determined to be entitled.
Item 29. Principal Underwriters
The principal underwriter of the Registrant’s securities is presently Ohio National Equities, Inc. (“ONEQ”). ONEQ is a wholly-owned subsidiary of the Depositor. ONEQ also serves as the principal underwriter of securities issued by Ohio National Variable Accounts B and D, other separate accounts of the Depositor which are registered as unit investment trusts; and Ohio National Variable Account R, a separate account of the Depositor’s subsidiary, Ohio National Life Assurance Corporation, which separate account is also registered as a unit investment trust. ONEQ also serves as the principal underwriter of securities issued by National Security Variable Accounts N and L, separate accounts of the Depositor’s affiliate, National Security Life and Annuity Company.

7

The directors and officers of ONEQ are:

Name	Position with ONEQ
David B. O’Maley	Chairman and Director
John J. Palmer	President and Director
Thomas A. Barefield	Senior Vice President
Gary T. Huffman	Director
Michael F. Haverkamp	Secretary and Director
Barbara A. Turner	Director, Vice President of Operations & Comptroller and Treasurer
H. Douglas Cooke	Vice President, Institutional Sales
Richard J. Dowdle	Vice President, Institutional Sales
Laurens N. Sullivan	Vice President, Institutional Sales
Jeffery A. Bley	Chief Compliance Officer
Kimberly A. Plante	Assistant Secretary
The principal business address of each of the foregoing is One Financial Way, Montgomery, Ohio 45242.
During the last fiscal year, ONEQ received the following commissions and other compensation, directly or indirectly, from the Registrant:

Net Underwriting	Compensation
Discounts and on Redemption	Brokerage
Commissions	or Annuitization	Commissions	Compensation
$ 104,098,342	None	None	None
Item 30. Location of Accounts and Records
The books and records of the Registrant which are required under Section 31(a) of the 1940 Act and Rules thereunder are maintained in the possession of the following persons:
(1)	Journals and other records of original entry:

The Ohio National Life Insurance Company (“Depositor”) One Financial Way Montgomery, Ohio 45242

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(2)	General and auxiliary ledgers:

Depositor

(3)	Securities records for portfolio securities:

Depositor

(4)	Corporate charter, by-laws and minute books:

Registrant has no such documents.

(5)	Records of brokerage orders:

Not applicable.

(6)	Records of other portfolio transactions:

Depositor

(7)	Records of options:

Not applicable

(8)	Records of trial balances:

Depositor

(9)	Quarterly records of allocation of brokerage orders and commissions:

Not applicable

(10)	Records identifying persons or group authorizing portfolio transactions:

Depositor

(11)	Files of advisory materials:

Not applicable

(12)	Other records

Depositor
Item 31. Management Services
Not applicable.
Item 32. Undertakings and Representations
(a)	Pursuant to Section 26(f)(2)(A) of the Investment Company Act of 1940, as amended. The Ohio National Life Insurance Company, hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Ohio National Life Insurance Company.

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(b) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure audited financial statements in this registration statement are never more than 16 months old for so long as payments under variable annuity contracts may be accepted.
(c) The Registration hereby undertakes to include either (1) as part of any application to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.
(d) The Registration hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made under Form N-4 promptly upon written or oral request.
(e) Rule 484 Undertaking — Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.
(f) Undertaking to File Reports — Ohio National Life believes that, consistent with well established industry and SEC practice, the periodic reporting requirements of the Securities Exchange Act of 1934 do not apply to it as the depositor of one or more variable insurance product separate accounts. If such requirements are deemed to apply to it as such a depositor, Ohio National Life intends to rely on the exemption from such requirements provided by Rule 12h-7 under that Act.

10

Signature
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Ohio National Variable Account A certifies that it has caused this registration statement to be filed and signed on its behalf in the City of Montgomery and the State of Ohio on this 10th day of April, 2009.

Ohio National Variable Account A
(Registrant)

By THE OHIO NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By	/s/ John J. Palmer
John J. Palmer, Vice Chairman
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the depositor, The Ohio National Life Insurance Company, has caused this registration statement to be signed on its behalf in the City of Montgomery and the State of Ohio on the 10th day of April, 2009.

THE OHIO NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By	/s/ John J. Palmer
John J. Palmer, Vice Chairman

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As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/David B. O’Maley	Chairman, President,	April 10, 2009
David B. O’Maley	Chief Executive Officer and Director (Principal Executive Officer)

Director
Jack E. Brown

*/s/William R. Burleigh	Director	April 10, 2009

William R. Burleigh

Director
Victoria B. Buyniski Gluckman

*/s/Joseph A. Campanella	Director	April 10, 2009
Joseph A. Campanella

*/s/Thomas G. Cody	Director	April 10, 2009
Thomas G. Cody

*/s/Ronald J. Dolan	Director	April 10, 2009
Ronald J. Dolan

*/s/ John W. Hayden	Director	April 10, 2009
John W. Hayden

*/s/ Gary T. Huffman	Director	April 10, 2009
Gary T. Huffman

*/s/James F. Orr	Director	April 10, 2009
James F. Orr

/s/John J. Palmer	Director and Vice Chairman	April 10, 2009
John J. Palmer

*/s/John R. Phillips	Director	April 10, 2009
John R. Phillips

/s/Arthur J. Roberts	Senior Vice President and	April 10, 2009
Arthur J. Roberts	Chief Financial Officer (Principal Financial and Accounting Officer)

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Signature	Title	Date

*/s/ J. Michael Schlotman	Director	April 10, 2009
J. Michael Schlotman

*By /s/ Therese S. McDonough

Therese S. McDonough, Attorney in Fact pursuant to Powers of Attorney, filed herewith as exhibit to the Registrant’s registration statement.

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Index of Consents and Exhibits

Page Number in
Exhibit		Sequential
Number	Description	Numbering System
(24)	Powers of Attorney

99(4)(a)	Form of Deferred Variable Annuity Contract, Form 09-VA-1

99(4)(e)	Guaranteed Minimum Income Benefit, Form 09-GMI-1

99(4)(f)	Annual Reset Death Benefit, Form 09-ARD-1

99(4)(g)	Guaranteed Minimum Death Benefit, Form 09-GMD-1

99(4)(h)	Guaranteed Minimum Death Benefit, Form 09-GMD-2

99(4)(i)	Annual Step-Up Death Benefit Rider, Form 05-AMD-1

99(4)(j)	Guaranteed Principal Protection, Form 03-GPP-1

99(9)	Opinion of Counsel

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